Filed by WPP Group Plc
                                Pursuant to Rule 425 under the Securities Act Subject Company, Young & Rubicam Inc. Commission File No. 001-14093




                                                      WPP GROUP/YOUNG & RUBICAM
                                                      Moderator: Martin Sorrell
                                                          05-12-00/7:30 a.m. CT
                                                          Confirmation # 369057
                                                                        Page 46









                         WPP GROUP/YOUNG & RUBICAM

                         MODERATOR: MARTIN SORRELL
                                MAY 12, 2000
                                7:30 A.M. CT

Operator: Good day, and welcome to the WPP Group, Young & Rubicam conference call. Today's conference is being recorded.

     At this time, for opening remarks and introductions, I would like to turn the conference over to (Ther Sorrell), Group Chief Executive of WPP Group. Please go ahead, sir.

Martin Sorrell: This is - this is (Ther Sorrell) here. OK, Martin Sorrell,
     Chief Executive WPP with Tom Bell, Chief Executive Y&R; Mike Dolan, Chief Financial Officer of Y&R, and Paul Richardson, Group Finance Director.

     I believe you've got a copy of the presentation. There are five segments to it. Tom and I will spend a little time on a transaction overview, Mike Dolan will talk about the strategy, Paul Richardson will talk about the transaction benefits and the financial highlights, and then Tom and I'll come back to talk about some closing remarks.

     Transaction overview. We see this as a combination for the future. We will be a leader or the leader, at least temporarily, in a - in a consolidation trend in our industry. I - my own view is that I think this will trigger further consolidation in our industry as clients consolidate still further. And every day there are stories and there are deals being done in a variety of industries as our clients consolidate primarily facing the overcapacity issues and the branding issues as a result where we can add a lot - add a lot of value.

     We see Y&R and WPP as being a complimentary strategic fit, not only culturally and philosophically. If you go back in time, Y&R were amongst the first, if not the first, going back to the days of (Edinay) when he built the agency and the business by acquisition with acquisitions such as (Burson) and (Wonderman) and (Kantar Junction) built on the whole egg philosophy. And that has been duplicated by Ogilvy with its 360-degree brand stewardship and orchestration before that, and Thompson with its Thompson total branding. So culturally and philosophically, both companies are committed to the integrated approach.

     But it's not just philosophy and culture; it's certainly functional fit. The two companies together have the strongest array of advertising media investment management (which) upgrades the media planning and buying, information and (consultancy) or market research, public relations and public affairs, identity in branding, healthcare, and specialist communications. So it's a functional fit.

     And then finally, it's a geographical fit. There are some marginal differences in terms of the geographical concentration. It's a movement slightly stronger in the U.S., slightly a reduction in the proportion from the U.K., increasing continental Europe, Asia and Pacific and Latin America roughly the same, a little bit less, but geographically, there's some very big opportunities. For example, they're - we're very aware of the (Densue)/Y&R joint venture in Japan and Asia, and we would very much like to see that strengthen and grow, from a geographical point of view, in time.

     We believe this gives us a unique and unparalleled breadth and depth of communication services. These are services that we believe increasingly will be of benefit to our clients as they increasingly coordinate their operations on global brands as they develop their global branding structures and strategies throughout the world as they consolidate as I said - I said before. In addition to that, we think we are now in the premier position in terms of the direct and interactive operations that we have.

     OgilvyOne, which is probably the strongest direct and interactive brand in WPP at the moment, will be joined by the newly named Impiric in the CRM and ECRM areas, in the direct and interactive areas, and that gives us the two strongest global direct and interactive operations in the marketplace. As a result of that, we believe there will be an enhanced long-term growth prospects in terms of revenues - revenue growth. I think fundamentally this all comes down to like for like revenue growth, and that ultimately will be the determinate of whether we've been successful or not. You know the first quarter results from WPP and from Young and Rubicam, and you know that they both exhibited very strong organic growth rates, both in the advertising side of the business and the marketing services side of the business.

     And finally, in terms of this combination for the future, we see significant financial benefits. The combination is - will be accretive to earnings in the first full year. We're assuming synergies - cost synergies alone of about $30 million in the first full year. This is a combination which will have a revenue base of about $5 billion, $5.2 billion on a historic pro forma basis. And most analysts, I think, have said that they think it's just reasonable, just purely on a cost point of view, to expect synergies in the half to one percent - one percent area. So that's the background.

     Just very quickly on the transaction itself, it's an all-stock merger with Young & Rubicam. WPP will be issuing the equivalent of 0.835 of an ADR or 4.175 WPP common shares, an ADR is five common shares for each one of our share. The value, based on just under 90 million of fully diluted shares though including all the options outstanding - the value of the transaction is just under $5 billion, 4.7.

     As a result of the transaction, WPP shareowners will own two-thirds of the company and Y&R shareowners one-third. If you look at the comparison of sales, revenues, gross margin, EBITDA, EBIT, (PAT), et cetera, you come out with the fair split on the basis of history and around the two-thirds to one-thirds area. And both Tom and myself were very keen that this transaction was seen as accretive immediately, even without a significant level of synergies.

     The board will be 16 people, 10 WPP, five from Y&R. The Independent Director is (Masally Nagarkie) from (Asatsu DK) in which we have a 20 percent stake. From a tax point of view this will be tax free to Y&R shareholders and the closing is expected to take place in the fall or autumn, as we call it, of 2000.

     Over to Tom to talk a little bit more about the management team and background.

Tom Bell: Thanks very much, Martin, and thank you, everyone, for joining us this morning. It's a great pleasure to be here.

     This is a great day for Y&R and for our clients and our shareholders and, of course, most important perhaps, our people. For Young and Rubicam, today's announcement fulfills our long-term vision of becoming the world's leading global communications company in partnership with our friends at WPP. As a stand-alone business, we had enjoyed great the - great talent of our people and a powerful, a unique strategy, I think, of integrated services that enabled us to compete successfully in the global marketplace. But now, with our combination with WPP, we will truly have the scope and the resources to better leverage our talent and our brands in the new hyper-competitive world in which we compete today.

     It was 1998 when we - when we conducted our IPO. That took us part of the way, but today, our merger with WPP Group really takes us to the very top of our industry and we're quite excited. Those of you who follow the industry closely know that advertising and marketing services is increasingly a competitive and consolidating business.

     And in addition, over the last few years, as clients have become even more focused on overall brand identity above their - both their organizations and their products, they have more and more been looking for an agency that provides a cohesive and global brand focus that reaches across all the disciplines. This has been a major proponent of Y&R's growth and WPP's as well. With this combination, no one will be able to do that better than the combined forces of WPP and Y&R.

     The fit between WPP and Y&R is also terrific with leading brands in strong positions, it's simply every marketing discipline. Together we are ahead of the field in developing leading edge integrated marketing services, as Martin has said. And in my - in my view, our clients and people and shareholders will surely benefit from this access to many new capabilities, as well as the combined company's additional global reach and clout. Let me add that the entire Y&R senior management team shares Martin and my enthusiasm for this combination.

     As Martin indicated, at the close of the transaction, I'll become Chairman of Young and Rubicam. My dear friend and partner for these last few years, Mike Dolan, will become Chief Executive Officer of Y&R, and will take on the day to day responsibilities running the company. Ed Vick, who has recently been serving as Y&R's Chairman and Chief Creative Officer, will return to his roots in the advertising business, a business he dearly loves, and will once again become Chairman and CEO of Y&R Advertising.

     I should also point out that the heads of all of the Y&R's lines of business, as well as the other major senior executives within the Y&R Group, have signed continuing employment agreements with WPP and are very enthusiastic about this transaction. In addition, a group of senior Y&R executive shareholders have committed to hold a large majority of their Y&R shares and share equivalents for one year from signing this agreement.

     Today we've taken another great step towards creating with WPP the first 21st century marketing communications company, and we've ensured that Y&R will always remain a leader in our industry and that the brand will survive and prosper long into the future. And I'm sure that the talent of our people and the luster of our brand will be well reflected in the success of the WPP Group going forward. To our new friends at WPP and to you, Martin, we are very much looking forward to our partnership together.

Martin Sorrell: Thanks, Tom.

Tom Bell: And now I think Michael Dolan will take us through some of the strategic aspects of this combination.

Michael Dolan: Thanks, Tom. And what I'd like to do is give maybe a little bit more detail to what Tom and Martin have said.

     This merger creates a world-class leader in global advertising, marketing, and communication services. It's the broadest, deepest range of products and services in the industry. It's a combination of the best brands in the advertising sector with the three leading brand (plates) now for the first time joined together. It's highly complementary in terms of not only clients but disciplines and geographies. And in addition to that, it brings together the leading information and consultancy groups in the world.

     Finally, I think between the two of us now, we have probably the broadest Internet portfolio in the industry, and really probably a portfolio that's on a par with any company's representation in this sector.

     A number of you - and I think you all have a copy of the deck that we're walking through, or most of you do, and what I'd like to do is move you to page 12, if I can. As you know, in a number of the areas that we're talking about, the success requires investment in tools and techniques - not only in Internet type of investments, but also media optimization and planning tools, Internet panels, centrally-driven brand equity research, media exchanges and standards, but also day to day's inbound and outbound e-mail and CRM.

     In other areas, scale in itself is a competitive advantage and here we really believe there are huge opportunities for the combined entity, not only in media buying, but in corporate purchasing type initiatives.

     Just to give a little summary - and I think Paul is going to talk in much more detail about the financial impact of the combination - but to give you some highlights. 1999 pro forma net revenues are $5.2 billion, pro forma EBITDA of 826 million, and pro forma net cash generation of 657 million, which is really a staggering number relative to the amount of net revenues. The deal is accretive to earnings per share in the first full year, as Martin indicated, and Paul will give a little bit more detail on that in a moment.

     The cost synergies to date, we believe, are in the area of $30 million per annum beginning 2001. We see, in addition to that, significant cross-selling opportunities, which we'll talk a little bit about as we
     - as we walk through this deck. And trust me, we're all continued - committed to continued improvement in EBIT and EBITDA margins. And what we're saying today is that we're committed to an improvement of half a point per annum moving towards a longer term objective of 15 percent EBIT margin by the year 2002. The pro forma market capitalization of the combined entity is $14.5 billion.

     Moving to page 15 of the deck. This is a chart that is - that a lot of you have seen us present - us at Y&R present over the past couple of year on various road shows and presentations, and fundamentally, the point that we're making here and the point that we've made all along is that our approach at Y&R has been to offer our capabilities and a full suite of capabilities to our clients, not only in one geography, but in all geographies. And we believe that this merger with WPP enhances our ability to offer more capabilities and deeper capabilities to our clients.

     Just to move to page 16 and focusing on the agency, we're now looking at a combination that presents three major agency tracks to our clients - Ogilvy, Y&R Advertising, and J. Walter Thompson. In terms of marketing services brands, we offer now Ogilvy Public Relations, Hill and Knowlton, Kantar, MindShare, Cohn and Wolfe, the Media Edge, Burson-Marsteller, Millward Brown and Alexander Ogilvy.

     And in addition to those, we have a new specialty in - it's new in some cases, but specialty branded services such as Kang & Lee; KnowledgeBase Marketing, which we have talked a lot about in the past year; Landor; the Bravo Group, and then (Doza Dillon) and Associates; OgilvyOne and CommonHealth. So a very, very strong portfolio of capabilities in this arena.

     I'm going to move us past page 19 since I think we've already kind of dealt on that.

     Page 20 looks at the profile of - by discipline - WPP, Y&R, and the combination of the two. And, you know, there's a phrase that I used as we went around on the secondaries and said if you looked at WPP and Omnicom and IPG and ourselves, these are all companies that look like they had been separated at birth. They're all very, very similar to each other in terms of the composition of services. Basically, if you look at WPP and ourselves, a mix of slightly less than half of total revenues coming from advertising and the media, and the remainder of revenues coming from a variety of below the line services.

     It's not surprising, therefore, that the combined entity has very much that same complexion to it - 47 percent advertising and media, specialist communications accounting for 28 percent, public relations accounting for 12 percent, and information and consultancy accounting for an additional 13 percent, to arrive at the full $5.2 billion of revenues.

     By geography, we're slightly different. I'm looking at page 21. WPP somewhat more heavily weighted to Europe and the U.K., as you might expect. (We) more heavily weighted to North America and the combination coming out as 48 percent based in North America, 15 - 16 percent, excuse me, in the U.K., 21 percent continental Europe, and the remainder of the world accounting for 15 percent. So a nicely balanced portfolio.

     Maybe - and certainly more important than just where you are is really the form in which you're there. And what we've indicated here on page 22 is that what we've built now is a powerhouse that is either number one, two, or three in each of these key geographical sectors and what we've done to help you in this is to benchmark that against some of the major competitors that we see day by day with our clients.

     You see now that this combined entity creates the number one marketing services company in the United States, the number two in Europe, number one in Asia outside of Japan, number three in Japan, and number two in Latin America. And if you just drift your eye over to the right of this chart, if you - if you have it in front of you, you'll see that that is a very, very powerful entity compared to Omnicom, IPG, Havas, or B Com - B Com3.

     Moving to media. The combination of WPP and the Media Edge creates an absolute powerhouse. They'll be - against 1999 worldwide billings $28.1 billion among the two of us. That compares to 25.7 to Interpublic, which is the next closest. A sharp drop to Omnicom at
     16.1 and then a significant drop-off from there to other players in the marketplace.

     Well, why is that important? It's important because that scale allows us now to offer the most competitive rates to our clients, and also allows us to leverage the substantial intellectual product that we've got both at WPP and the Media Edge. So this is a real juggernaut in the - in the making.

     If we move to the information and consultancy businesses, we have a significant opportunity to leverage WPP's leading research capabilities across the Y&R client base and I'm talking specifically here about research in a national Millward Brown and Kantar Media research. In addition, you - many of you know and are familiar with brand asset valuator which is a very, very powerful research tool that Y&R began to develop in about 1992 so close on now 10 years. We've put about $50 million into this enormous database of information which our clients have found to be very, very powerful as a way of understanding how brands are created, how they can be fixed and so forth. WPP has an equivalent product called Brands and we think bringing these two together will offer an even more powerful aid to our clients.

     Moving to the world, which we're very excited about as you all know, of the CRM and ECRM. We now have the two leading global brands in this area, Impiric, also known as Wunderman Cato Johnson, and OgilvyOne. CRM and ECRM I can assure you will remain a key focus of the combined entity and a key driver of growth for us in the future. And why is that? That's because CRM is growing consistently faster than the above the line sectors in the marketplace and these growth rates will be further enhanced by opportunities in ECRM which bring the benefits of the Internet to traditional direct marketing and CRM.

     To move to public relations, the technology and the healthcare sectors, as you well know, are driving terrific growth in the public relations sector. This combination joins the number one and the number two companies in this field together, Burson-Marsteller and Hill and Knowlton. In addition to that, both WPP and Young & Rubicam have a variety of specialist communications companies and strategic advisers in this field such as Ogilvy Public Relations, Alexander Ogilvy, (Blank and Otis) and on the Y&R side, Cohn and Wolfe and Robinson-Lerer Montgomery, which was just recently brought into the Y&R family. The other point to note here is that we've talked a lot with you all about the rise of the dot-com spending in the past year. Public relations is a very important entry point for dot-com companies and it's their vehicle for getting into the marketing services world in many cases. So this is an important access point for us as we tap into that marketplace.

     We believe very strongly, and I'm moving now to chart 27 here, that technology is a fundamental driver of change in this industry and you know, you ain't seen nothing yet is really the way I would summarize this. We've had a lot of change. We're going to see more change in the next few years and I would say dramatic change. WPP and Y&R are both ahead of the curve in recognizing the potential of technology in the industry.

     There is a huge growing availability of data, both offline and online data. There is at the same time a rapidly occurring convergence of media and in effect, all media are becoming interactive. I've talked to a number of you about an investment that we made last year in Digital Convergence, which is a company that brings together the advertising on the TV with the Web site, automatically brings together, and all of that suggests a world of more measurement and more accountability for all of us, and we believe, fundamentally, that that's in our interest.

     Page 28 is a chart that Tom Bell and we have shown many, many times to you, and basically gets out the sense of the world as we see it, moving from market analysis to strategy development to solutions development to ideation and creative development to the ability to execute across various disciplines and capabilities and geographies, to measurement, as I just mentioned, and finally, to modification of messages based upon all of the above - that then driving renewed market analysis and strategy development and so on, and so on. And this is a world where that time period between the beginning of that cycle and the end of that cycle is shrinking dramatically.

     Page 29 talks a little bit about digital services, and what I'd like to do is ask Paul to just maybe briefly comment about this chart.

Male: ((inaudible))

Michael Dolan: I have no idea what he means ((inaudible)).

Paul Richardson: He said we should try and ((inaudible)). What we tried to do, as you might know, if you follow us, is tried to define Internet-based revenues. And the way we tried to put this is in a pyramid approach in terms of all levels. We are (tagged) in terms of our brand, working with these - both the new, startup companies, be they business-to-consumer or business-to-business, and we put out a figure of those in '99, and totaled what we believed to be our true Internet-based revenues, which around two to three percent of our group, around $60 million in '99, rising to $100 million in 2000.

     Moving up the pyramid, where we're helping not only the new emergent companies, but the traditional businesses as they change their business model to deal with this competitive threat. And we've tried in the past to put a figure on this. It's becoming increasingly difficult, but we reckon it's as a result of the Internet and new technology, approximately $500 million is spent from both traditional and new clients, has resulted in that in 1999 across our revenues. Thanks, Mike.

Michael Dolan: Thank you very much, Paul. And thanks for jumping in on that chart.

     Both WPP and Y&R, as you know, have been active in investing in the Internet. Very much focused in terms of strategic investments that add to the capabilities that we can offer to our clients. And WPP, as you know, has invested in Web development, with companies such as Concept, Internet panels with companies such as Lightspeed, a loyalty in the - with regard to (e-rewards), for example, broad vision in the e-commerce application, and on and on.

     Y&R, for its side, has invested in database with CRM with knowledge-based marketing, e-commerce with Luminant, media convergence with Digital Convergence, as I mentioned before, and serving with Mediaplex, Internet research with both Harris Interactive and Fiber Dialogue, and again, on and on. And we remain very committed to this new sector, to the new technology world, and to adding to our capabilities in the future.

     In summary, what I would like to say is, if you look at the various capabilities that we now bring together at WPP and at Y&R, and look at the power of this combination, and the brand plates that have been brought together, I think it produces a very, very, powerful combination and an entity, not only for the employees, as Tom and Martin have mentioned, in terms of opening opportunities for our folks, but also, and very importantly for our clients, in terms of more disciplines, more ability to offer them worldwide, and more capability to leverage those kinds of intellectual investments that we've made across the entire system.

     With that, I would like to turn the microphone over to Paul, who'll take us through the benefits of the transaction.

Paul Richardson: Thanks, Mike. A lot of you, as you said already, (in) detail about both the revenues and the cost, but just to summarize on the revenue synergies, I think the first key point is, although we haven't specified it yet, you can see that this is going to come from a number of different angles. It's not just one sole source. It's going to come from following the same philosophy that we've all followed, and maybe Y&R has been stronger in this in terms of being uniquely integrated in selling businesses above and below the line. Certainly an introduction of our market research skills and now having two global CRM brands is going to be especially helpful in this particular regard.

     Likewise, we're going to be selling - cross-selling our services to a large group - a large, global client base, both new and complementary. So in terms of complementary clients it has Ford, ((inaudible)), Sears, and Mattel, plus those introductions in new clients from either side in this relationship.

     We have significant strength in the high growth activity, such as market research, information consultancy. We have the leading media research company in the world, in one sense, that provides fantastic tools for our businesses.

     We have two global CRM brands of great strength that we're going to work together with. Public relations, public affairs, increasing our skill set in technology and health care. We're very powerful in terms of revenue generation. And as you've already mentioned, a broad array of additional services that both companies have invested for a number of years and are seeing some benefits coming to market.

     And lastly, but not least, we have a preeminent position in global, media-investment management. I think MindShare is one of the earlier media buying, planning, and research companies to be on a truly global platform, and adding that (face) in media edge will be very powerful indeed.

     And it's certain, for those of you that have just sort of not followed us in the past here, our expectation, or estimation, is that MindShare currently receives around 35 percent of its revenues from agencies not
     - or clients not related to Thompson, (Ogilvy), (Basie), or (Asasue). We've increased our percentage quite dramatically over the last three years, and that's a real revenue opportunity for this media investment management group.

     Turning now to page 34, on cost synergies. As I've mentioned, the media (buying) economies of (scales) are being global, uniquely placed in that sense as media (fragments), and we've had some leading research tools in media optimization that are very powerful coming out of ((inaudible)). We're combining our skills in equity measurements, and ours are brand business or brand studies base ((inaudible)) - built by (Miller-Brown), one of the world's leading copy testing and tracking research companies in the world.

     On more sort of practical and measured approaches in treasury tax, real estate, and procurement, we both have a global presence. I don't know if you are aware, but our tax rate, at 30 percent, is the lowest of our competitors by considerable way. And we all have a similar geographic mix. We've been very well organized in terms of tax planning, in treasury management, in real estate, and procurement on a global presence, and I think we can both learn from each other some of the skills that we've both developed.

     All this year there's going to be reduction in public stewardship company costs, and we've been able to identify that at the earlier stage, and we're expecting now a quantifiable annual operating cost savings of $30 million by 2001.

     So, moving on. In terms of the financial highlights on page 36. What we've done here is we've taken a 1999 pro forma account of WPP in Sterling on the U.K. ((inaudible)), and just to clarify, that was revenues of 2.1 billion, EBITDA of 333, and a margin - an EBIT margin of 13.4 percent. Young & Rubicam, as posted under U.S. (gap), had revenues of one billion, EBITDA of 172.6, EBIT of 128, and a margin of 12.1.

     By making two adjustments to the Y&R numbers, the first is moving associate income from combining it after tax in minorities under U.S.
     (gap), and (putting the) associate income and operating profit and the associate tax in a tax rate at 4.6. When you ((inaudible)) EBITDA,
     (it) doesn't change net earnings.

     In terms of amortization, we do not amortize our brands under U.K.
     (gap). We believe they have an (insulant) life, and we annually review them (through repairment). So to reverse the amortization charge going to the P&L of Y&R would add approximately 10.9 million pounds back to that EBIT level.

     That having been said, that would improve their margin under U.K.
     (gap) reporting ((inaudible)) from 12.1 to 13.6. And the group as a whole remains as a 13.4 percent margin, based on revenues of 3.2 billion.

     Another factor, as you work through the mathematics, is our traditional interest cover, which was eight times, will now be significantly superior to that, and went into double digits, which provides a very stable financial base for the future in terms of the corporate finance models.

     Turning to page - the page behind is the same, but in U.S. dollars equivalent. So turning two pages to page 38, again, much of this has been covered in the pie chart. But looking at the revenues, as we made clear, we - before this merger, we had 47 percent of our revenues in advertising media investment management. That percentage remains. In '99, we have 19 percent of our business in information consultancy. That reduces to 13 percent, simply because we (bring) the only research company within the two entities.

     In public relations, public affairs, we improve our strength and go from eight percent of the combined - of our own to 12 percent for combined, and in specialists, (remain) approximately the same at 26 before and 28 percent after. So the key metric is 47 percent advertising, 53 percent non-advertising. That has not changed as a result of the combination.

     For the first time, Y&R is showing their EBIT by discipline, and it's interesting, when you work through the numbers, that the margins are very similar to our businesses. They've actually had a stronger, an improved performance than we do in '99 in advertising media investment management, and we have a slightly stronger performance in public relations and public affairs. But it is strikingly similar in terms of margin performance across the disciplines.

     And then turning to two pages forward, looking at the revenues by geography, there is, as mentioned before, some differences. The major difference is that our U.K. revenues that were 20 percent of our group are now reducing to 16 percent of the combined, and our U.S. revenues, which were 44 percent of our group, are now 47 percent of the combined. Our continental Europe and Asia-Pacific revenues still stay very strong at 21 percent for Europe and 15 percent for Asia-Pacific (International America).

     I think, as people go through the globe, there's some real (country) efficiencies in terms of where the geographies that weren't always strong, (that) we weren't particularly strong, and where we were strong and they were weak. There's some very good complementary fits by region.

     Again, looking at the margins by region, again, these will be broken out for the third time. Very similar overall. Y&R slightly stronger than ourselves in North America, with a 16 percent margin. Ourselves slightly stronger in the U.K., but again, very complementary margins in Europe and Asia-Pacific, both individually and on a combined basis.

     Again, moving two pages forward to page 42, and looking at the cash flow with our adjustment for exceptionals or working capital, what I call the analysts' cash flow, in my parlance, it shows really that, with operating profits of 403 million on the combined basis, we (generated) cash 406 million pounds. Now, I think that's a stunning figure. In terms of what has helped us get there, as you know, these ((inaudible)) have a certain degree of cap ex, or reinvestment, but not overly significant. We've (mostly) got some benefit from the U.S. tax shelter that Y&R has in terms of the cash taxes paid, paying nearly 18 million pounds, compared to its P&L charge of 406 million pounds in 1999 of free cash to (invest) in our businesses and elsewhere.

     And turning the page, on page 43, we'll go through our general rule of thumb in terms of how WPP has gone about its investment of surplus cash. As a general principle, we've invested about a third in cap ex and redevelopment, about a third in share purchases and buybacks and dividends, and about a third in acquisitions. And you can see in '99, that general trend - we have kept that general trend, with a little bit of an increase in terms of the acquisition (spend) have been by both our parties in that particular year. But that's the model ((inaudible)) the combined groups will work towards in the future.

     Moving on now just to the balance sheet on page 46. A couple of adjustments that need to (be) made, just to give you an idea in terms of the intangible assets on Note A, it's basically removing the goodwill that is currently in the balance sheet of Y&R, because we treat it as an infinite life asset. And the - their goodwill will be consumed within our goodwill calculation when the two businesses are combined from acquisition accounting.

     Secondly, the reversal of the unrealized gain on multiple securities, bringing those down to cost or book value, market value, whichever is ((inaudible)) two significant adjustments. We will then be making, obviously, a pro forma balance sheet in 2000 on acquisition accounting, and the goodwill will be in the range of three to four billion pounds, in the top half of the balance sheet on an (infinite line).

     Thanks. I'm going to toss it back to ((inaudible)) closing remarks.

Martin Sorrell: OK. Thank you, Mike and Paul. Tom and I just will finish off the presentation and combination for the future, just to sum up again.

     We will be - or we are, together, a leader in a consolidating industry. Not just a consolidating industry for us, but for our clients too, and we think the pace of concentration, both at the client level and in our own industry, will probably accelerate in the future. A complementary strategic fit, not only culturally and philosophically, but functionally, geographically, and most importantly, (will) by client. Unparalleled, unique breadth and depth of the communications services that we provide, and their capabilities for the benefit of clients.

     I think the strategic difference between ourselves and IPG and Omnicom, if I look at the big three, is that both Y&R and ourselves have always focused on adding value. Whether that's the right or the wrong strategy, I think we're making no comment. We believe it is, obviously, because we're doing it. But it is certainly different to what we see elsewhere.

     And underpinning everything that we do, both at Y&R and at WPP, is a belief that there is an added value in this company existing by virtue of the added value it will add to our client businesses, and also to our people's careers.

     As you all know, the new economy is creating tremendous changes in the way the people approach their occupations, their careers, and what they want to do. And we believe that we are not insulated from that, (though we) think we have a little bit of a competitive advantage because we're so strong in the direct and interactive area. But basically what we're trying to do is to ensure that our people have more of broader opportunities, and this combination will do it. So it's added value for clients and for people, and that's different to what we see elsewhere.

     We have, as I just mentioned, at the premier position in the new economy and the new media technologies, and as a result of all of this, we believe that there will be enhanced long-term growth prospects. I believe that the acid test will be our like-for-like revenue growth, excluding acquisitions, and that is something that we will continue to focus on, as we've done both at WPP and Y&R in the past.

     Finally, we think there are significant financial benefits. Tom and I, when we discussed the - these - the transaction over the past few months, discussions which had their ups and their downs, but I'm delighted to say that now we've finally got our last up. But in those conversations, we talked about how this would be beneficial to shareowners, as well as to (clients and) people, and we believe that the transaction should be accretive, and that was the reason that we ended up with the two-thirds, one-word - one-third split with the fixed exchange rate - ratio .835, if you go through revenues, gross margin, EBITDA, EBIT, PAT.

     But the appropriate split for this transaction is around the two-thirds/one-thirds area. And if we add the synergies that we've already mentioned, this will be a transaction that is accretive to earnings in the first full year in 2001.

     On timing, just before I hand over to Tom - to Tom, for any final remarks, announcement has been made, shareholders' documents will be dispatched in July or August. The shareholders will vote - both sets of shareholders, on the transaction, in or around the fall or autumn, as we call it, this year, and regulatory approvals and expected closing will be around the same time - Tom.

Tom Bell: Well, you said it well, Martin. A very powerful combination, which creates an organization that literally leads in every one of the major persuasive disciplines, which in our view is the right place to be as we move into the 21st century.

     Now we'd be pleased to take any questions that you might have.

Operator:The question and answer session will be conducted electronically.
     If you would like to ask a question, you may do so by pressing the star key, followed by the digit one, on your touch-tone telephone. Once again, to ask a question, please press star one. We'll pause for just a moment to assemble our roster.

     We'll take our first question today from Michael Beebe with Goldman Sachs.

Michael Beebe: Thank you. Good morning, gentlemen. It's Michael Beebe from
     Goldman Sachs. Congratulations on a wonderful transaction. I was hoping that Mike, or Martin, you guys, or maybe both of you, could comment on how you will get to that higher organic revenue growth rate, specifically with regard to how these companies will be managed, where you see the largest cross-selling opportunities. I think you've touched on it a bit, more generally speaking, but I was hoping you could maybe dig into some of the specifics. Thanks.

Martin Sorrell: I think one of the sensitive parts of the negotiation and the discussion, was this - the - what happens post-deal, and we've formed this transition committee, which is Tom and Mike and Paul and myself. And the idea there is to ensure that - I guess you could term it a Japanese approach that it would bottom up approach, but it's a bottom-up approach.

     So let's just take an example, Michael. Let's say we're talking about media planning and buying, which a lot of people have already focused on. If there was to be a benefit which the management of Media Edge, run by Beth Gordon and MindShare, run by (Irwin Gotlieb), if they basically felt that there was a client, all people benefit, or both, my guess is ((inaudible)) if we see the benefit of such and they'd make a proposal to this (called) transition committee and we would, then, discuss it amongst ourselves and do it.

     I think that the point of that example - and that would be the same, for example, if ((inaudible)) and other things being mentioned in the press, Thompson and Impiric, if they were trying to develop a joint offering to the benefit of clients so their people - I think the same thing would apply. Our approach, WPP, which is, I think, very much Y&R approach is we believe in the benefits of the tribes.

     We believe - we certainly, at WPP, believe there are diseconomies of scale in creative businesses that you have to be careful about. You know, the larger a business gets - a single business gets, the more careful you have to be about the scale issue. And therefore we maintain the tribes in development, and thereby hangs the issue, or hangs the problem - you know, how do you maintain that balance and, at the same time, get the benefits of ((inaudible)) economies of scale, get people to kiss and punch at the same time, or compete or cooperate
     - and cooperate at the same time. It's a difficult process. It has to be managed, I think, sensitively, and the transition committee and the approach we have in place, I think, will make sure that that gets done.

Michael Dolan: You know, I think the other thing, Michael, too, is that these are both companies with a lot of intellectual product. You know, we've talked, in the past, a lot about (Brand S's) evaluator. I think what we now have is a broader set of businesses to leverage that intellectual product across. So I think that will help all of the entities and benefit the growth rate.

Martin Sorrell: I mean, just take, for example, what Mike just mentioned, the (Brand S) evaluator, which I'd love to call the (Brands) asset evaluator - but if you take that, I understand why, in our - in looking at how that can be linked - you know, strength of the brand can be linked to share price performance. And clearly, if you just take that, you know, Y&R spending a significant sum on the (Brand S) evaluator, we're spending a significant sum on (Brand). If you just pool that intellectual investment that Mike mentioned in the database and you link it - the strength of (Brands) to share price performance, you have a very powerful, intellectual justification for differentiation of (Brand) spending.

Male: Great. Thank you, guys.

Operator: Our next question today comes from Harry Poyle with Thomas Weisel
     Partners.

Harry Poyle: Just a quick question on the listing. Do you plan to convert the (ADR) listing in the U.S. to a full U.S. listing?

Martin Sorrell: I think, in time, we may consider that. At the moment, we have our (ADR) listing and, of course, the liquidity in the (ADR) will be increased significantly as a result of this transaction. No specific plans. We'd review that, and if shareowners believed that was beneficial, I'm sure we would do it.

Harry Poyle: Great. Thank you.

Operator: Next we have a question from David McMurry with DLJ.

David McMurry: Hi. Thanks. Congratulations on quite a deal. A couple of questions. One, you mentioned that you remain committed to the 50 basis points of margin enhancement. Given the expected $30 million synergies, I'm wondering if you're just being conservative, or if there are areas where you are, possibly looking to reinvest more substantially than you had planned earlier on.

Martin Sorrell: I'd rather be speaking - personally, I'd rather be conservative than expansive, particularly at this point in time. If you plot out, just say, from our point of view, we - the margins, as Paul mentioned, come out on the U.K. gap pretty much the same, and therefore we intend to proceed with our margin plan, which was 15 percent, you know, at the market leadership position, by the year 2002. I would say that that improvement includes the synergies anticipated for 2001. That was a question that came up in our U.K. analysts' phone call. But I would say that there's probably scope for a more rapid movement towards 15 percent (than) 2002.

     Is there life beyond 15 percent? Well, we look around at some of our competition and some of the things that are being talked about by our competition - we hear that (McCan Ericsson) achieves a margin of about 20 percent. That, I think, reflects non-advertising businesses as well as advertising businesses.

     In our analysis of Y&R and Y&R's analysis of us, it's been apparent that some of our businesses are north - and significantly north of 15 percent. In previous calls, we've indicated to you that in our three-year plans that we put together - strategic plans with our companies, which also has a financial element to it, they have significant - indicated a significant ability to get beyond 15 percent where they've achieved that already, and committing themselves to doing it. So - and that will be built into incentive plans as well. So I think the prospects for margin on this combination, irrespective of what synergies we might get on the top line, are quite strong.

Male: You know, if I can add a word to that, too. It's a political season, so let me offer you my usual political comment here. The thing that I would ask you to focus on, too, David, is that free cash flow number that Paul mentioned, which is a staggering number to begin with, and probably one with even more potential to it. So I think you need to focus on not just the margin number, as I know you're - I know you're not doing this. I just want to reemphasize.

     It's not just the margin number. It's the organic revenue growth. It's the management of working investment in a business like this, where there's a tremendous amount of gross revenues that pass through the - both systems. And at the end of the day, shareholder value creation is a function of the free cash flow that gets produced.

Martin Sorrell: I'd just add to that, too. We've noticed that Y&R has been extremely strong in the last couple of years, in particular, in generating free cash flow, and we think we could learn a little bit from that. You know, we haven't been sluggish ourselves, but we think there's room for improvement in our management of debtors, receivables, and payables, and work in progress.

David McMurry: Great. And one follow-on. Given that everyone always
     (accuses) everyone else in the industry of reporting organic revenue growth a different way, now that you've gotten your heads together, could you sort of benchmark for us what your combined organic revenue growth was in 1999?

Martin Sorrell: Well, we - suffice it to say, I think we calculate it on the same basis.

Male: You know, it was the same, David.

David McMurry: OK, fair enough. Thanks very much.

Martin Sorrell: At least, we've established that one other ...

David McMurry: That's right.

Martin Sorrell: ... previously competitor does it on the same basis. Maybe you could find out what the others did.

David McMurry: Thanks.

Operator: Next we'll go to Alexia Quadrani with Bear Stearns.

Alexia Quadrani: Good morning.

Martin Sorrell: Good morning, Alexia.

Alexia Quadrani: Could you comment on any major client conflict, such as Colgate, Unilever, and what type of fallout, if any at all, do you expect from this merger? And then secondly, is there a breakup or walk-away fee?

Martin Sorrell: The answer on that is, yes, there is a breakup, walk-away fee. James, do you want to comment on that?

Male: One hundred seventy-five million dollar breakup fee, payable to WPP and conversely, (a) more or less same circumstances, $75 million payable to Young & Rubicam.

Martin Sorrell: On the client conflict issue, I'd rather keep that counsel with our clients. I don't think it's a matter for public debate. It's a matter for a debate between us and our clients. Suffice it to say that Tom and I have talked to major clients, and we don't anticipate any significant difficulties, but I think, as to specifics, we should leave that to discussions. It's our clients' business and not an external point of - it may be a point of interest, but not really information. Tom...

Tom Bell: Yes. As a general sense, we - as Martin said, we've talked a vast array of clients, both in person and over the phone. I think the clients are very consistent that what they focus on is the value that we deliver to them on a day-to-day basis, our ability to help them, you know, build their brands and grow their businesses, and I'd say that we're both quite comfortable with where we have ended up in our client conversations.

Martin Sorrell: Yes. And I think - just to underline that. We made it quite clear that the three - let's take the advertising agencies, for example. It's not just the three big ones. It's Conquest, as well as (Cowan), Webber, (Beatty), and other operations. What will continue to be the case, is that they are fiercely competitive. Probably - we find that they are probably even more competitive, when - you may find this in your own families. But when you're part of a family, you're probably more competitive than you were before.

     On the other hand, there are significant opportunities for cooperation, and maintaining that balance is not easy. But I think what clients want to see, in relation to conflict issue, is strong demonstration of this competitive position, and where we do share - or where there are competitive conflicts, that we manage the (business's effectiveness).

Alexia Quadrani: All right. Thank you very much.

Operator: Next we'll go to Ben Hoyer with Electric Capital.

(David Carter): Good morning. It's (David Carter). I just had a question on slide 50. I was hoping you could clarify the timing of the transaction. You mentioned you anticipate a fall close. I was just wondering if you could walk through that - steps from a regulatory perspective, in terms of what you need and perhaps, just clarify that closing time.

Male: Perhaps I can just - there will be a need for shareholder circular in United Kingdom, and at the same time, a proxy sent out to the Young & Rubicam shareholders. That will be submitted to the SEC. It'll be reviewed by the SEC. When it comes out of the SEC reviews, it will be distributed to the shareholders. It must be in the shareholders' hands for at least 20 business days in the United States. If you add up that timing, it takes you to a period of, I would guess, three to four months on a smooth flow, and that's how we get to the four.

(David Carter): And then, from a regulatory perspective, what regulatory bodies do you need approval from?

Male: ((inaudible)) (Scott).

Male: ((inaudible)) in Trade Commission in Brussels((inaudible)).

(David Carter): OK, thanks.

Male: That's just ((inaudible)). We don't anticipate any issues.

Operator: Next we'll go to Henry Levin with John Levin & Company.

Henry Levin: ((inaudible)) congratulations. My questions have been asked and answered.

Martin Sorrell: Good day. Thank you.

Operator: We'll next go to Ed Kressler with Angelo Gordon.

Ed Kressler: Good morning. Congratulations. Are there any (collars) on the transaction?

Martin Sorrell: Sir, are there any what?

Ed Kressler: Are there any (collars), or is it a straight, fixed exchange rate?

Martin Sorrell: No. It's a straight fixed exchange rate.

Ed Kressler: Terrific. Are there any walk-away prices or prices at which WPP or Y&R, if they fall to that level, either party can walk away from the deal?

Martin Sorrell: No. There are none. We're married for life.

Ed Kressler: Terrific. And finally, in terms of the walk-away provisions, are there any performance tests regarding either - on either side, regarding revenues, client loss, or employee retention-type losses?

Martin Sorrell: ((inaudible)). OK. It ((inaudible)) material adverse change provision, but not related to the actual transaction itself.

Ed Kressler: OK. So, does - in that material leverage change clause, can either party walk away from the transaction based upon significant client loss or revenue-related thereto, or can an employer retention losses?

Martin Sorrell: Well, it ((inaudible)) it evens out because it
     ((inaudible)) ...

Male: ((inaudible)) be asymmetrical ((inaudible)).

Martin Sorrell: Yes. It has to be asymmetrical in its effect.

Ed Kressler: I'm sorry. Can you clarify that?

Martin Sorrell: ((inaudible)) you go ahead, there.

Male: If there's an external event that causes loss of business, that external event has to influence Young & Rubicam and WPP's business in an asymmetrical way before that clause can be triggered.

Ed Kressler: OK. So if - OK. It's - I guess what I'm getting at is, if, as a result of this announcement, you should lose a client, and that is a significant portion of revenues, can either party walk away from the transaction?

Martin Sorrell: No.

Ed Kressler: No. OK. Terrific. And same issue, in terms of employee retention issues?

Martin Sorrell: Yes.

Ed Kressler: Terrific. Thank you very much.

Martin Sorrell: Thank you.

Operator: We'll next go to Jim Dougherty with Prudential Securities.

Jim Dougherty: Yes. Just a couple of quick things. I'm looking at page 11 here, and I see where `99, you know, revenue shown for WPP, plus Y&R, at 6.7 billion and see that, elsewhere, (into) references to this transaction, (somewhere) is actually 5.2. Can you tell me what that discrepancy is?

Martin Sorrell: It reflects the - if you note the note at the bottom of that. We've got it in our presentation's slide 10. It reflects the associates ...

Jim Dougherty:  Oh, OK.

Martin Sorrell: ... and the non-consolidated interest for both Y&R and WPP.
     For example, in Japan ...

Jim Dougherty: Yes.

Martin Sorrell: ... it would reflect our interest in (Asatsu DK), which is quite significant.

Jim Dougherty: OK. But as far as modeling going forward then, is the right number to use the five-two?

Martin Sorrell: Yes.

Jim Dougherty: Oh, OK. Thank you. Secondly, do you plan to add a balance sheet entry for the value of the Y&R brand as you have for Ogilvy and
     J. Walter Thompson on your balance sheet?

Male: Yes. You're exactly right, Jim.

Martin Sorrell: ((inaudible)) evaluation? Jim is referring to the revaluation on H - you're referring to the revaluation of brands that we did some years ago, (H&K) and (JWT) and (O&M)?

Jim Dougherty: Correct. Would you be carrying an entry for Y&R on the same basis on the balance sheet?

Male: It would just be part of the goodwill that we already have on the top half of the balance sheet, currently under U.K. cap.

Jim Dougherty: OK. So it wouldn't be a specific value assigned to Y&R by itself?

Male: No. Correct.

Jim Dougherty: OK. Thank you. And then, the last thing, as it relates to Impiric, I'm assuming that you'll be taking that out of Y&R and including it in your ((inaudible)) communications ((inaudible))?

Martin Sorrell: You - are you referring to it for reporting purposes.

Jim  Dougherty: Reporting purposes.

Martin Sorrell: Yes. You're right. In other words, we will take that and - like we do with OgilvyOne.

Jim  Dougherty: Right. So it will be the same thing, when ...

Martin Sorrell: Yes.

Jim Dougherty: ... you have a reference to what the revenue of Ogilvy is, that's the total (included) in direct marketing. Though, when you report it, the direct marketing comes out. The same will be true of Y&R?

Martin Sorrell: Well, we haven't (floated) - sorted that through, but from a reporting functional point of view, you'd be right. What information we give (our) friends, as you remember, we show in the advertising area, Ogilvy and Thompson, a combined margin in stock cost to revenue ratio, I would guess - don't hold me to this, but I would guess we'd do the same with Y&R. We'd take Y&R agency and say that the combined margins of Y&R Agency, Ogilvy and Thompson, in advertising media investment management are X, and the staff cost to revenue ratio is Y.

Jim  Dougherty: Thank you.

Male: ((inaudible)) Jim. In the back of the press release, Appendix One, for the first time, we've basically taken the Y&R revenues and EBIT and broken them out as per our discipline categories. So you can make a very educated assumption of the split of revenues in terms of what we put into those categories because there's only advertising PR ((inaudible)) we've broken it out by revenues, by geography, and by EBIT. So really, you have that information on the back of the press release now.

Jim  Dougherty: Thank you very much.

Operator:  We'll next take a question from Troy Hottenstein with UBS Warburg.

Troy Hottenstein: Hi, guys. Hello?

Martin Sorrell: Hi.

Troy Hottenstein: Just a quick clarification of votes. I assume a simple majority on both sides?

Martin Sorrell: Yes.

Troy Hottenstein: OK. And when you noted - in the call, you said the proxy would be out in July, August. I assume that's when you feel the SEC would approve it versus when it will be initially filed?

Male: I don't think we specifically mentioned the date. We have to submit it and the SEC has to approve it in its own time.

Troy Hottenstein: Right. But I was just curious when - in your comments, you used the July, August date. You associated ...

Male: Well ...

Troy Hottenstein: ... that with the proxy. Was that your estimate on when you thought the SEC would approve the proxy?

Martin Sorrell: We don't know. That was our estimate.

Troy Hottenstein: On the approval, though, was (it) what the estimate was?

Martin Sorrell: I guess you could put it that way.

Troy Hottenstein: OK ((inaudible)).

Martin Sorrell: Our best guess.

Troy Hottenstein: Got you. Great. Thanks, guys.

Male: It's always a bit harder, getting ((inaudible)) the SEC to work in tandem on transatlantic ...

Troy Hottenstein: Right.

Male: ... implementation so I think we've - we're allowing a little bit of time to make sure (that's a) coordinated process. Again, it's a well-trodden route, but we have to ((inaudible)).

Troy Hottenstein: OK. And so if I was to try - I certainly understand it was an estimate. If I was to try to nail it a little bit closer, your estimate would be, maybe, the proxy comes out July, August, then the votes 20 days after that, so we're looking at some time in August or September is what your best guess is?

Male: Could be. Could be.

Troy Hottenstein: Yes. OK, great. Thanks, guys.

Operator: We'll next go to ((inaudible)).

Male: Hi. I wanted to congratulate you guys on a wonderful transaction, and just had a quick question. I wanted to understand the client issue a little bit better, just to understand it. If a client were to walk away, there would not be a problem for either party. Is that correct?

Martin Sorrell: That's correct.

Male: And that has been carved out for the (material adverse) clause?

Martin Sorrell: In due course - I'm just talking to James here, from (GS), and in due course, you'll be able to read the merger agreement, so you will see that.

Male: Thank you.

Operator: Next we have William Barrett with McVeigh.

We'll next go to Eric Semler with Georgica.

Eric Semler: Hi. Congratulations. It was a big surprise this morning.
     Anyway...

Martin Sorrell: Why were you surprised?

Eric Semler: I don't know. I just I had no idea this was coming. Anyway -

Martin Sorrell: We like to surprise.

Eric Semler: Anyway, it was nice to hear. Most of my questions have been answered. I just had a small question on how you were going to pursue your digital investments. You know, you have these terrific digital investments in WPP and Y&R. Are you going to pursue - are you going to pursue them through one entity now, or is Y&R going to continue to pursue digital investments on its own?

Martin Sorrell: Well, we - Mike and I have had extensive discussions about what we're going to do in the Internet area, and obviously, Y&R has a very strong portfolio and we believe WPP has too. We haven't resolved, in our own minds, quite how that comes out. We've got some rather interesting ideas, and Mike has been planning, with Tom one or two things in the Internet area in particular which are very much in line with our thinking, and that hopefully will become public in due course.

     But the honest answer is we haven't really formulated. I think it would be nice - just expressing a preference, a personal preference - it would be nice if we could work together more aggressively. You know, our strategy has always been twofold - one, to encourage OgilvyOne and ((inaudible)) Interactive and Alexander and ((inaudible)) to develop their businesses more aggressively. And the others go direct, as we call it, by making direct investment in order to stimulate further activity in the group. And I think that's very much the Y&R philosophy too. So it would be nice to see what we could
     - whether we could leverage the two portfolios in a more aggressive way.

     ((inaudible)) obviously become a very attractive partner for anybody with new media (investments).

Male: Do you have any good ideas, Eric?

Eric Semler: Invest in Waterview Capital. Just kidding. Thanks.

Male: ((inaudible))

Operator: We'll next go to Lesline Duncan with Standard Life Investments.

Lesline Duncan: Hello. I just wanted to ask you, can you tell me for the combined group the percent of revenues will come from digital revenues ((inaudible)), please.

Male: OK. Lesline, we've - we've given you a - number a broadly-based number for WPP.

Lesline Duncan: Yes.

Male:... and a narrowly based on for WPP (100) - and I think the figure was 500 if I remember right.

Lesline Duncan: Yes, that's right.

Male: This year, we're talking about 150, 160, Eric, narrowly based at about 625, broadly based, something like that. We will be providing the same information for Y&R in due course, as you can expect an additional number for that. But we haven't had time to establish what that is yet.

Lesline Duncan: Right. OK, thank you.

Operator: We'll next go to Karen Ficker with ING Barings.

Karen Ficker: Hi. And I guess congratulations and a thank you are on order first. Thanks for not letting the press have a field day for (yet)
     another week. Most of my questions....

Male: The best transactions take time. Karen, I'll just say that Tom and Mike have to go off to their - (hey, Jim), if they're happy, should we carry on? Yeah. So we'll carry on with Tom and Mike going of to their
     (AGM) at 10. All right?

Karen Ficker: Actually, most of my question have been answered. I have one remaining. And that was earlier I think Tom mentioned in his comments that most of the operating heads had signed extended employment contracts with WPP. I wanted to find out how many people that, in fact, included.

Male: Well, all the operating heads actually, Karen have signed up, and in most of their senior organizations have indicated to us - we've talked to almost everyone - not only a willingness, but an enthusiasm for remaining with the business and continuing to serve their clients. It's got a very enthusiastic reaction internally. And I think as to specific contracts, the number is in the neighborhood about of about 12 or 13 or so.

Male: And then about a bigger number - about 17, I think it is, for lockups, Karen.

Karen Ficker: OK, great. Thank you and congratulations.

Male: Thanks very much.

Operator: Next we'll go to Michael Russell with Morgan Stanley.

Michael Russell: Thank you very much. I was just wondering, since you mentioned that $30 million worth of synergies, and you mentioned that's a conservative number. I'm wondering if that was going to come with any expectation of revenue synergies, or if that's all cost synergies?

Male: That is all cost synergies. And most people externally looking at this transaction, Michael, have said there's a $5 billion ((inaudible)) revenue base. And they sort of come up with a rule of thumb of half to one percent of cost synergies on that sort of - sort of basis. So, something in the $25 million to $50 million range is what people usually seem to focus on. But that is a pure cost number. It doesn't include any benefits if there were to be any media planning buying and research opportunities, for example.

Michael Russell: And will there be any restructuring charges in the year
     2000?

Male: ((inaudible))

Male: No, I think ((inaudible)). We've got to really sit down and look at what opportunities there are to rationalize (basis) in certain markets. It's not anticipated (this phase) ((inaudible)) but we actually have to go through a detailed exercise and look at the whole
     - the whole picture in the next three or four months.

Michael Russell: OK, great. Well, congratulations on the transaction.

Male: Thanks.

Male: Thanks.

Operator: We'll next to Pam Robothan with Cazenove.

Pam Robothan: Yes, good morning. I just had a question on the lockup, where it says the senior executives have committed not to sell two-thirds of there share and share equivalents (to) one year. Is that effective from announcement of this deal or closure?

Male: Yes, announcement.

Pam  Robothan: OK, thanks.

Operator: Next we'll go to Chris Hansen with Banc of America.

Chris Hansen: Congratulations on finally getting this thing announced. A couple of quick questions for you, Martin. Is - with three agency networks now, can we expect anything else further, or do you have your hands full for a while? And where do you see - if you could just give us your comments, following up on that, on what you think the competitive response will be? And, you know, what should we expect to see from further consolidation amongst some of the other large - not only agency holding companies, but remaining large agency networks out there?

Martin Sorrell: ((inaudible)) there are more than three agencies in the sense that we have Conquest and (Beatty) and our relationship in the way with (Asatsu DK) and (Colin Webber). So we have a number of other agency operations, but (hands) very full. Obviously we have to look at this very carefully and work with Mike and Tom on the transition and getting the structures right and responding to the - to the competitive environment.

     On the competition, ((inaudible)) to talk about what others might do. But I think broadly you will see further consolidation in the business. ((inaudible)) Publicis, who have been involved in some way in this transaction, ((inaudible)). You know I suppose those are the ones that - (Gray) - that come to mind. And what is starting to happen is that I think these groups are being - are starting to coalesce around client groups to a much more significant degree than they did do. I'm talking about the advertising area. The integration coordination opportunities as cross pressures increase on the client side are going to mean the coordination of ((inaudible)), I think, is going to become more important.

     I mean, these things are no different, I think, to the things that we sent 15 years ago when we started WPP. You know, the business is subject to the last couple of years growing faster, by and large, outside the U.S., than inside. The (receptions) in Asia-Pacific and Latin America reversed that slightly. But the non-appetizing growth continues to be significantly faster, as you see from the reporting of most, if not all, of the marketing services group. So I think that will drive those people in the middle ground and similar areas to look for dancing partners, obviously, with clients playing a very important role, as obviously they should do, in determining who goes where and does what we do.

Chris Hansen: And just a follow-up on that - as consolidation continues do you have, you know, any idea - you've obviously spent a lot of time working with your existing clients getting approval, particularly the major ones. Do they seem more receptive this time around than with your prior acquisitions towards, you know, being accepting of one agency brand ((inaudible)) holding company?

Martin Sorrell: Well, yeah - you call it a holding company, and I get very, very sensitive when people talk about holding companies. You know, we regard this as being a parent company, and I think the significant strategic difference between us and - I would say this, wouldn't I - and Omnicom and IPG is that we don't see the point in WPP existing unless it adds value to clients and people. It can be either/or.

     You know, if in theory, you added zero value to people and some clients or vice versa, it would be sufficient justification for it. But we don't think that makes sense unless we can add value in the areas we've identified as, you know, from our published materials, human resources, property procurement, IT, and (practice) development.

     So ours is a different approach. It may not be any the best approach. We think it is, but it may not be. And the approach is one of added value. So that's - that's the way we're going down. And I think increasingly that would become important elsewhere too.

Chris Hansen: And on the client conflict, can you just talk about...

Martin Sorrell: Yeah, I mean, I think it's dangerous to say that, you know, it's different than it was, say, 10 years ago, because you are dealing with - in addition to strategy and creative execution and coordination, you're dealing with relationships. And there are people and emotions involved here. So it's very difficult. And those - that people - those people and emotions are probably just the same as they were 10 years ago.

     Having said that, the fact that strategic alliances, investments, are taking place between companies - I mean, just look at the supply side
     - the B-to-B supply chain rationalization. If you look at what our clients and Omnicom's clients and IPG's clients have been doing in the last few weeks in terms of uniting on the supply side, in a (launch). You look at the automobile industry, or you look at the food industry, you look at the retail industry. It is quite extraordinary, I think, to see how fierce competitors ((inaudible)) business, how fierce competitors are now looking at what they can do in procurement, and on the supply side too, to unify their approaches.

     So I think facts have changed. Whether relations have changed or not is very difficult to say. And I think the whole issues of client conflict, as I indicated before, are ((inaudible)) between ourselves and our clients, and not for public debate.

Male: And one other note - you know, we've obviously posed this question to Mike and Tom several times, but as you look out at the world today, Sir Martin, and you see valuations have changed pretty dramatically on the digital side, do you think there's an opportunity for, you know, a combined ((inaudible)) be (aggressive) in taking more direct investments in some of these companies if this, you know continues?

Martin Sorrell: Well, the vendors, if I can put ((inaudible)), their expectations (to start with) might be happening and stock markets never seem to change; they still come in with very - Eric's here, and he's smiling as I'm saying this.

     I mean, they come in - they come in with very fancy valuations. I've ((inaudible)) Eric, there has been some correction, hasn't there?

     But I think there is an opportunity for us, getting to your question, to work together aggressively in this area, and I - you know, if you think about what we have to offer as a marketing partner to anybody in the B-to-C or B-to-B area, or in (WAP) technology - I mean, it's a very formidable offer.

     You know, the ((inaudible)) will be essential. It's our ability to leverage this and to use the resources we have, but I think it's a phenomenal offer. And if anybody's looking for a partner in any of those areas, we must be number one or very high up on the list.

Chris Hansen: Thank you.

Martin Sorrell: OK. One more, I think, and then we have to call it a day, although we're available over the phone and - if you need to talk to us.

Operator: We'll take our next question from Michael Achechter with Mentor
     Parnters.

Michael Achechter: Sorry, I must have missed this earlier, but when do you expect this to close?

Martin Sorrell: We said the fall of 2000.

Michael Achechter: And the outs to the transaction - is (it) anything in particular for clients who are employees ((inaudible))

Martin Sorrell: I think we've covered that before, and broadly, the answer is no. But you will see the merger agreement in due course.

Michael Achechter: Thank you.

Martin Sorrell: OK, I think that's it. Thank you very much. If there are any other questions, call ((inaudible)) be happy, and I'm sure Mike and Tom would be happy to (do it) too. Thanks very much.

Operator: This concludes today's conference. Thank you for your participation.

                                    END


                                                   WPP GROUP/YOUNG & RUBICAM
                                                   Moderator: Martin Sorrell
                                                       05-12-00/5:00 a.m. CT
                                                       Confirmation # 725075
                                                                    Page  43









                         WPP GROUP/YOUNG & RUBICAM

                         MODERATOR: MARTIN SORRELL

                                MAY 12, 2000

                                5:00 A.M. CT

Operator:  Good day and welcome, everyone, to the WPP Group and Young &
         Rubicam conference call.  Today's conference is being recorded.

         At this time, for opening remarks and introductions, I would like to turn the conference over to Sir Martin Sorrell, Group Chief Executive of the WPP Group. Please go ahead, sir.

Martin Sorrell: Yes, good morning, ladies and gentlemen. I'm here in New
         York with Tom Bell, who is CEO, and with Michael Dolan, Chief Financial Officer and CEO Designate of Young & Rubicam, and Paul Richardson, WPP's Group Finance Director.

         We have a presentation, which I believe you have a copy of, which the four of us will go through the various sections. And I take it that after we finish that, we will try and respond to any questions or queries that you have.

         So if I can turn to the transaction overview, the first slide, the "Combinations for Future," basically, the combination of Y&R and WPP will result in a leader in the consolidating industry. The two companies together will be one of the most significant forces in the industry, chief competitors to which will be Interpublic Group and Omnicom.

         We see the mergers as representing a complementary, strategic fit, both functionally, geographically and culturally and philosophically. From a geographic point of view, the patent, as you will see, is similar with perhaps some more concentration to various areas. Functionally, the strengthening of our business across all our business lines, not only in advertising but in media investment management, information and consultancy, public relations and public affairs, identity in branding, health care and specialist communications.

         Within the industry, as a result of this combination, we will have a unique breadth and depth in - communication services, providing those services of the benefits to our clients who are the primary global, multinational, regional and national clients throughout the world.

         In addition to that, both companies have a significant portfolio of e-commerce and new media and digital investments together with a number of businesses such as OgilvyOne and impiric as it is now called, which formally was Wunderman Cato Johnson in the direct and interactive areas. As a result of that, we will have significant enhanced long-term growth prospects in terms of revenue and revenue growth and significant financial benefits. As a result of the acquisition, the earnings will be accretive in the first full year. You will see that we've indicated a minimum of synergies, primarily cost synergies, well, totally cost synergies in the first full year of approximately $30 million. And we believe there is more to come both on the revenue and cost side. But we'll come into that in a little bit more detail.

         Let me just review an overview of the transactions before I hand over to Tom to talk about the management theme and a little bit on the changing landscape. The transaction is an all-stock merger with Young & Rubicam. The consideration is .835 of a WPP ADR, which his equivalent to five U.K. shares or 4.175 WPP common shares per one our share. The value of that offer, based on 89 million fully diluted Y&R shares is $4.7 billion. As a result of this exchange offer, the ownership of the company will be split two-thirds between WPP shareholders and one-third with Y&R shareholders.

         The board will consist of 16 people, 11 from the WPP side and five from the Y&R side, the one independent being the (Senter Simon Agarchy), who is the Chairman and Chief Executive Officer of the (San Sousi K).

         From a tax point of view, this will be a tax-free transaction for Y&R shareholders and closing is expected in approximately three to four months later this year.

         I'd now like to turn to Tom Bell to talk a little about the management team and the changing landscaping industry before handing over to Mike Dolan to talk about the strategic rationale and we'll probably chip in when Mike is going through his section. Tom.

Tom Bell: Well, thanks, Martin and thanks, everyone, for joining us this morning. It's a great pleasure to be here. This is a great day for Young & Rubicam and our clients, shareholders and employees. For Y&R, today's announcement really fulfills our vision of becoming the world's leading global communications company. As a stand-alone organization, Y&R, of course, enjoyed great talent and powerful brands and a unique strategy. But our combination with WPP adds the scope and resources that will leverage that talent in those brands in the new world.

         Our IPO took us part of the way. Today, our merger with WPP takes to the very top of the heap. Now those of you who follow the industry closely know that the advertising and marketing services marketplace is highly competitive and consolidating quickly. In addition, over the last couple of years, clients have become increasingly focused on their overall brand identity for their organizations and products. They've begun looking for agencies that can provide global brand focus. And the new Y&R-WPP combination will do that better than anyone else in the industry.

         The transaction creates a great step between WPP and Young & Rubicam, leading brands and a strong position literally in every marketing discipline. I think, generally speaking, WPP and Y&R are already ahead of the field in developing leading-edge, integrated marketing services, and the two organizations are very similar in how they go to market. With this combination, our clients will benefit from access to new capabilities, as well as the combined companies' additional reach and clout.

         The Young & Rubicam senior management shares Martin and my enthusiasm for this combination. As Martin indicated at the close of the transaction, I'll become chairman of Young & Rubicam, Inc., and Michael Dolan, my partner for these many years, will become Chief Executive Officer of Young & Rubicam and will take on the day-to-day responsibilities of running the Young & Rubicam group. In addition, Ed Vick, who is currently acting as Y&R's Chairman and Chief Creative Officer, has returned to his first love, the advertising business, and will become Chairman and Chief Executive Officer of Young & Rubicam Advertising.

         I'd also like to point out that in addition to Ed and Mike and myself, Y&R senior management operating heads, and frankly, all the senior management team of Young & Rubicam continues enthusiastically in their employ at Young & Rubicam. And a group of senior Y&R executives have not only signed ongoing employment agreements with Martin and WPP but have also agreed to minimize their Y&R share sales in the coming year.

         So today, we've taken our game to the next level, taken another step towards creating with WPP the first 21st century marketing communications company that will provide great opportunities for our people and for our clients and, of course, for our shareholders.

         With that, I'll turn it over to Michael Dolan to talk some, a bit about the strategic rationale for this merger.

Michael Dolan: Thanks, Tom. I'm on page 11 of the (deck) that you probably have in front of you. This merger creates the new leader in global advertising, marketing and communications services. As you'll see, it's the broadest, deepest range of products and services in the industry. It represents a preeminent combination of brands both in advertising and marketing services with the three leading independent agencies that we'll talk about in a moment or two.

         It is highly complementary in terms of clients, disciplines and geographies. It also brings together the leading information and consultancy groups in the world. And finally, provides the broadest Internet portfolio in the industry, which captures compound spending and provides the leading digital services to our clients.

         In a number of areas, as you all well know, success in this industry requires investments in tools and techniques, not only Internet-type investments, which are maybe most in the press these days, but also media Internet panels, centrally driven brands equity research, media exchanges and standards, database, e-mail, CRM, all of the above. In other areas, scale itself is becoming a competitive advantage, mainly in the area of media buying and procurement.

         Just to spend a moment or two on some of the financial impacts
         - and Paul will go through this in much more detail in a moment or two - but the '99 pro forma net revenues at 5.2 billion of combined entity pro forma EBITDA is 826 million, and pro forma net cash generation is a really mind-boggling $657 million.

         This deal was accretive to earnings in the first full year, and Paul will give you some detail on that. We expect the cost synergies to exceed $30 million per annum, in addition to which we see significant new cross-selling opportunities that was brought about by the merger.

         We have a continued commitment to improve EBIT margins by half a point per year to the combined entity moving towards the target of 16 percent for the year 2002. And the combined pro forma market cap of the company will be $14.5 billion.

         On page 15, we have a version of a chart that if you've seen
         Tom and myself and (Jack Tortorolli), who's also here out on the road you've seen many, many times. And what we've tried to do here is just indicate the variety of services and geographies that we reach into and touch on behalf of our clients. I won't take you through that in any more detail.

         What we have by virtue of this merger is now additional capabilities, not only regionally but across the world that we can bring to bear on behalf of those clients. Page 16 indicates the leading agency brands that I mentioned a moment ago; Ogilvy, Y&R Advertising, J. Walter Thompson, pretty good brand names. On the marketing services side, Ogilvy Public Relations, Hill & Knowlton, Kantar, MindShare, Cohn & Wolfe, The Media Edge, Burson-Marsteller, Millward Brown and Alexander Ogilvy

         In addition to that, we have some complementary specially branded services, Kang & Lee, KnowlegeBase Marketing, Landor, The Bravo Group, Mendoza, Dillon & Associates, Sudler & Hennessey), OglivyOne and CommonHealth.

         I think I'm going to flip over page 19 and go directly to 20.
         By discipline, when you look at each of us individually - WPP, Y&R and then the combination of the two - by profile, we look almost eerily similar in terms of the mix of services. Both WPP and Y&R on a stand-alone basis have little bit less than half of total revenues in advertising and media. There's a bit of a differentiation among the - below-the-line services but not tremendously significant.

         When you look at the combined entity, advertising and media represents about 47 percent of the total, public relations about 12 percent, specialist communications about 28 percent and information and consultancy around 13 percent. So nicely balanced portfolio.

         By geography, Martin mentioned that there was slight tilt early in his remarks in the nature of the combination, tilting us slightly more towards a North America base than WPP had experienced before. Combine net revenues, North American now will be 48 percent; the U.K., 16 percent, continental Europe, 21 percent and the rest of the world will be 15 percent.

         One of the points we made many, many times, and I'm sure our friends at WPP made the same point - in fact, both of these businesses - WPP and Y&R - are very highly diversified, very broadly based globally. And I think that is now even more the case than it was before. Maybe more important than just where you are is the nature of the way you are in those various places.

         On page 22, what we've done is to indicate market position in terms of gross income and looked at the various regions of the world comparing ourselves to a variety of competitors. And what you see are - here is that in the U.S., we're going to have clearly the number one marketing services entity; in Europe, number two; in Asia, outside of Japan, number one; in Japan itself, number three and in Latin America, number two.

         And if you just scan your eye over to the remainder of that chart, you can see that that is a very, very impressive positioning versus any of the other major entities that we compete with.

         Moving to media, this entity creates a global powerhouse with enhanced margin potential. The panel on the right page indicates worldwide billing, and what you see here is that the new entity - WPP and Y&R - constitute now about $28.1 billion in worldwide billings, larger than Interpublic by a significant amount, and significantly larger than any of the other players in the sector. What this allows us to do is provide competitive rates for clients because of the scale effect we talked about before, and also to leverage the significant intellectual product that WPP and both Y&R have. Increasingly, too, we see this business, media, as a strategic business and an important element of the portfolio going forward.

         Page 24, we talk for a moment or two about information consultancy. This is a significant opportunity to leverage WPP leading research capability across our Y&R client base. And I'm talking specifically here about research international, Millward Brown and Kantar Media Research. These are high-growth leveragable components of the marketing services industry.

         In addition to that, we have two intellectual products, which I'm sure you're familiar with. One is BrandAsset Valuator, which Y&R has invested in for probably, Tom, seven years?

Tom Bell:  Since '92.

Michael Dolan: Since 1992 with a total investment of probably close to $50 million by this point. And BRANDZ, which is the WPP equivalent of BrandAsset Valuator. These are leading industry tools. They represent real value added to the client. And bringing them together and leveraging them across our system represents even great opportunity.

         Moving to page 25, as you know, those of you who know Y&R know that we're very committed to the direct marketing sector of the portfolio and to the rapidly growing CRM and UCRM sector. We now have two leading global brands in this area, impiric, formerly Wunderman Cato Johnson, and OgilvyOne. And, you know, I can assure you that CRM and UCRM will remain the key growth driver and a focus of the combined group. CRM is growing consistently faster than the above-the-line services. And there's a variety of indicators that seem to indicate directionally growth north of 20 and 25 percent. And the growth rates are further enhanced by opportunities in e-CRM, which brings the benefits of the Internet to traditional direct marketing and CRM.

         Moving to public relations and public affairs, as you know, the technology and health care sectors are driving faster growth in public relations. This combination joins the number one and number two providers of public relations services, i.e. Burson-Marsteller and Hill & Knowlton. And in addition to that, brings together a suite of specialist disciplines to support those two big flagships, Ogilvy Public Relations, Alexander Ogilvy, Blanc & Otus, Cohn & Wolfe, Robinson Lerer Montgomery - which we recently acquired in Rubicam - Timmons and Wexler. And, by the way, these are very, very important entry points into marketing services for the rapidly growing dot-com companies.

         Page 27, we talk a little bit about the technology and how technology is driving fundamental industry change. We believe that both Y&R and WPP are ahead of the curve in recognizing the potential technology within this industry. There's a growing availability, as many of you know, most of you know, of data, both offline data and online data. There's also, at the same time, a tremendous convergence of media taking place. Those of you who heard us talk about digital convergence, one of the investments we made, know that we're very big believers in convergence happening soon. Convergence happens in advance of the broadband phenomena. And the importance of this is that all media are becoming interactive, both print and TV and all of the media that we deal with. It also provides real-time accountability and measurements.

         Page 28, we have a chart that Tom has used in many presentations to talk about a cycle in the business moving from analysis to the development of strategies to the solution to ideation and creative developments, execution across the various marketing disciplines that we've talked about, to measurement, to modification and again replenishing that whole cycle. And that cycle, as well as we move forward in time is not only - has just become more the case as we move forward but it's also becoming more rapid in terms of the quickness of going through that cycle.

         Digital services. I think, Paul, would you want to comment on that or shall we just...

Paul Richardson: It's some slides that we've shown in the past in terms of ((inaudible)) of various sources of which we can and the first ((inaudible)) to achieve our revenues both from the new and traditional markets. In terms of WPP, as you know, we've always put out a number in terms of our typed definition of Internet-based revenues. So in the year 2000 results, we're expecting to have revenues to be from Internet opportunities, and this is very narrowly defined, such as buying of media on the Web, conducting market research on the Web, designing Web pages of around $100 million this year compared to $60 million in the previous year.

         I think what is very clear is, you know, we're hoping the new companies, both in their new media opportunities and the dot-com companies in their traditional areas in our services. And so as a consequence of that, the combination of these, we reckon that possibly up $500 million of our revenues last year came from this category, both traditional and new media clients as a result of this new technology arriving on the global platform.

Michael Dolan: Thanks, Paul. And then moving to some of the investments that both WPP and Y&R have made, you see on page 30 a pretty conclusive list. And we've also indicated here the various sectors. And what you see is a lot of companies that are in the Web development area - Internet panels, loyalty type programs, B-to-B sports, knowledge management, e-commerce. On the Y&R side, database and CRM, more e-commerce, Internet services, Internet research, Internet marketing, targeted delivery of advertising, et cetera, et cetera.

         Finally, on the following page, what you see is a list of very, very impressive brand plates in this sector. And I would just underscore what Tom said in his remarks and Martin earlier that this really represents a probably once-in-a-lifetime fusion of the most powerful capabilities in this industry.

         Thank you very much. And I'd like to turn it over to Paul, who will talk about the benefits of the transaction.

Paul Richardson: Thank you, Mike. And now I'm just going to talk a little bit about the revenue and the cost synergies and then go on to the financial highlights, really having a look at '99 on a pro forma basis. We haven't tried to quantify it yet, the revenues and the opportunities. But as you can see they are going to come from several sources.

         Those of us in our own way have been advocates of cross selling business above and below the lines to (those that are our clients). And we both bring tremendous brands in these - in this instances. In the same way we both have new and complimentary clients, which ((inaudible)) better on a global basis (with those in combination).

         We have significant strength and some high growth revenue sectors such as information ((inaudible)) where we bring and (counsel) and the leading world brands in this area. Without doubt we have to of the biggest and the best CRM's and e-CRM brands in the world. In public relations and public affairs we now add even stronger brands in technology and healthcare particularly fast growing sectors currently. And as we've mentioned before we believe we've have a preeminent position in media investment management with the global coverage of (my share and leader edge).

         Being more specific on (cost savings) opportunities as we mentioned combining the media buying power for (the better) - for the (better of our clients) on a global basis will bring us some opportunities and ensure that certain aspects of the businesses could become efficient due to economies of scale.

         We have within group both been developing very sophisticated major research tools as well as the - (sorts that Counsel Media Research) can provide to these media ((inaudible)) businesses obviously able to make available to both sets of companies. As we mentioned before we both have been working hard on brand equity management models and have been very successful in driving new business on both of our businesses and again the skills and the technology and the - the human skills will be (developed) to make an even stronger product in that area.

         Both companies have worked hard and made significant improvement in treasury tax and real estate planning. And I think we'll both learn from each other's skills and ourselves in particular having just had a very global outlook on this. And work hard with helping one (another) in certain markets where they haven't currently got these skills in place.

         There's also going to be some (opportunity) as a result of being two public companies that overlap the stewardship costs. And really our - our best estimate is a quantifiable operating cost savings as you know is around $30 million by 2002 - 2001.

         In terms of financial highlights I think it's quite surprising but I will just take you through some of the U.K., U.S. GAP items on page 36. And (I'll give the talk to the profit/loss count in sterling). On the left-hand side you've revenues EBITDA and EBIT and group margin at 13.4 percent as reported for the year ending December 1999. The next column along is the Young & Rubicam as reported in U.S. GAP showing revenues of 1,161,000,000 pounds and EBIT of 128.6 with a reported margin of 12.1 percent.

         There are two adjustments that get made when converting U.S.
         GAP to U.K. GAP. First of all we take associated income of the U.S. GAP to show - after taxes with minorities (and gross) it up both into the associate line just below operating profit and in the tax line. And in the case of 1999 that adds about 4.6 million pounds to EBITDA. Obviously that doesn't effect profits after tax.

         In terms of the other adjustments of around 10.9 million pounds is the goodwill amortization running through the P&L would not be a feature on a combined basis. As you know WPP has (studied) this brand and looks at is on an annul basis (that determines the length) and the life of its (parents) to be infinite and therefore we don't take P&L - amortization charges through the P&L in the U.S. GAP. That adds another 50.5 million pounds to that EBITDA, which then means that their margins based on the U.K. GAP is very similar to ours and moves it from 12.1 to
         13.6 on a comparable basis. And the group therefore on a pro forma combined basis in 1999 with revenues of 3.23 billion (if EBITDA) is 510 million pounds EBIT is 434 would also have a margin of 13.4 percent.

         As you would expect (with their) strong interest cover and our interest cover, which is over eight times we'll have an improving interest cover (compliment) to the group. And now on page 37 it's exactly the same data presented in U.S. dollars.

         Moving there and going on to page 38, which is the pro forma combined (bench) information. With the revenues year ending December '99 I just want to go to some of the splits just to make people comfortable. As you know WPP has advertising and media invested management revenues approximately 47 percent of the group. We then have market research revenues of 19 cents (public relations of eight) and (branding of NC Healthcare) ((inaudible)) at 26 percent. (Why not) bring a very similar mix in terms of they're above the line. Agency revenues represented 40 percent of the total. And non-advertising was 52 percent.

         This will combine the two. We still end up without the ((inaudible)) approximately 47 percent of the combined group and then non advertising businesses 53 percent with an increased proportion in public relations in 12 percent in the group. The branding identity healthcare (specifications) approximately 28 percent and market research now 13 percent of the combined.

         Down below we show the EBIT on the U.K. GAP adjusted basis and this is the first time you'll have seen Young & Rubicam's margins broken out in - in the way that we traditionally show them into the four disciplines. And what you can see really across the board is the margins are pretty similar in terms of how they compare to WPP's margins. So for example our advertising (media investment management) margin was 15.4 and Young & Rubicam's was 15.9 percent. And on a group basis the margins are pretty similar across the brands.

         Moving on to geographies ((inaudible)) different numbers in terms of page versions so I apologize about that. So (in total in) North America WPP represented 40 percent of revenues in the group, with the rest of the world U.K. being 20, continental Europe 20 percent and Asia Pacific and Latin America 16 percent. On a combined basis it changes marginally in terms of North America would have provided in 1999, 47 percent of the revenues for the combined groups. U.K. dropping slightly from 20 percent now to 16 percent, continental Europe remaining the same around 21 percent and Asia Pacific only changing marginally just down to 15 percent ((inaudible)). So the geographic mix is very similar to that, which you've been accustomed too.

         Likewise in margins if you work the numbers through the margins are pretty similar in most markets. ((inaudible)) a little bit stronger in North America, we're a little stronger in the U.K. and we have very similar margins in continental Europe and Asia Pacific. So again it's all the four disciplines in all the four regions have performed very well in 1999 as you know.

         Moving on to cash flow in terms of both these businesses as you remember they're very cash generative. In terms of the cash ((inaudible)) is very similar except that Y&R they have the benefit of operating losses and their cash taxes paid in the U.S.A. should be lower than the P&L charge. So on a combined basis in 1999 this group will have generated (free) cash generation of around 406 million pounds.

         I think turning the page we both had (losses similar) ((inaudible)) and how we've allocated that cash. Also we have been to - to break it into three approximately a third in the cap ex and development, a third into share buy back and dividends, and the third is acquisition payments. That is the philosophy we expect to be following going forward. But as you can see in 1999 there was some you know real opportunities in terms of acquisitions. And both of us have made significantly high proportion of acquisitions (there) in 1999 in terms of our cash flow.

         And finally looking at the balance sheet now on my page it's - oh 46 we have just run a pro forma balance sheet of the two businesses combined. The only two adjustments that are shown here of any significance is one is removing the goodwill that is currently on the Y&R balance sheet because of U.K. GAP we'll keep that as a intangible (infinite) asset. And then the second item is removing the unrealized gains of multiple securities and reduce (the numerical) value of cost.

         We haven't yet shown the anticipated goodwill that would add to the balance sheet on - on the basis of the combination. With that I'd like to hand it back over.

Martin Sorrell: OK, thanks Paul. Thanks Mike. Tom - Tom and I will I guess just finish off now and talk about the summary.

         In terms of the overall approach we believe the combined company will be a leader in a consolidating industry. That's our own industry, which is consolidating fairly rapidly. And we believe that consolidation may - may well be more significant in fact. Our own may trigger several further consolidations within the industry. This reflects consolidation at the client level to a very, very significant degree. Not a day goes by without one or of our clients in the industry in which work for them consolidating their presence and you're aware of things that are going on in that area in the United States and outside as we speak.

         The second point is that this combination represents a significant strategic fit. If one looks at the alternative opportunities for WPP of large scale. There really was only one combination, one company that would make sense from a philosophical point of view, cultural point of view, from a geographical point of view and finally from a functional point of view. Both companies have been committed to integrating communications, it started many years ago. I think Tom was ((inaudible)) and has developed more recently for example into the
         - the practice of (Thompson total branding) at (J. Walter Thompson) at 360 - 360 degree brand stewardship at Ogilvy. So the philosophy is - is very similar.

         There have been as - a Paul has pointed out some marginal geographic changes in our - in our mix. A slight reduction of concentration in the U.K., increase in the U.S. a little bit more in continental Europe, still a very powerful business in Asia Pacific and Latin America. And of course the relationship between ((inaudible)) and Y&R in the Far East is a particular attraction of - of this combination with ((inaudible)) and we look forward to the opportunity of developing that relationship in the future. And from a functional point of view we now have a - a (port failure). I would claim a treasure trove of brands within our operations not only in advertising with the great brands. When Tom and I first met on this it was he that said to me that this combination represented the opportunity of bringing together the three greatest brands, operating brands in the advertising industry. But it's not just that. It's in public relations and public affairs the importance of a our group will increase as a result. And we will have four major companies in that area of varying size.

         It's in identity and branding where we will have the two leaders in the identity and branding industry which is increasingly becoming global in - in its context. As is the case in healthcare with (CommonHealth and Siddler and Hannessy) which are - effective are the - serve the most powerful brands CommonHealth being the largest healthcare agency here in the United States with a growing global opportunity in that area. And finally generally in specialist communications area, which for reporting purposes we have included direct and interactive (part)
         - (as a part) as Paul mentioned. WPP on its own this year will have something like $625 million of revenues related to Internet spending both by traditional offline companies and by online companies. (There's a) very strong functional complimentary operation.

         As a result what have a - what we believe is a unique breadth and depth of what we call WPP communications services capability for the benefit of clients. There are two areas of added value that we are focused on. The first is try and add value to our clients businesses. That is not an easy thing to do because we take the tribal approach with our businesses. We are not trying to consolidate the businesses in our operations into one. To sum extant we believe there are diseconomies of scale in created businesses. And the key is trying and develop the tribal nature of these businesses and the associations with - with their people but what we're trying to do at the same time as ((inaudible)) competition to encourage cooperation where it is to the benefit of clients to do so both functionally and geographically.

         And the second area is our people, as you well know the growth of the new economy has effected all industries. And has effected the market of talent for all industries. One of the potential benefits in this combination is that as a result of WPP and Y&R coming together there will be significantly enhanced career opportunities for our people where there will be something like 50,000 around the world in well over 90 countries. Significantly enhance career opportunities for them not only into the new economy but in other areas in which we have these - these (positions).

         So in addition to the added value we have a leading position we believe in the new economy and the new - new - new media areas. And therefore as a result have significantly enhanced long-term growth ((inaudible)). It's our belief that the long-term organic (gross growth) rate what retail analysts would call like to like (store) growth sales growth a like to like stores will be enhanced by this combination and we have the opportunity of trying to - to combine these two businesses in terms of income and income growth. And then the final point which - which Paul touched on in some detail is the significant financial benefit that we believe we'll (accrue) to the company both on the cost side and on the revenue side. In putting the - the terms together both companies both Y&R and WPP were of the view that this - this transaction should be accretive in the first full year. The - the combination results in pretty much neutral impact on earnings - earnings per share in 1999 if you look at it - that and 2000. But in the first full year there will be significant accretions as a result of synergies, which for our purposes we have pegged around $30 million, which we believe is a conservative figure and are totally cost drive synergies.

         Just finally turning to expected timing. The announcement as you know has been made this morning. We will be (dispatching) documents to shareholders in - in July or August of this year. There will be a shareholder vote by both sets of shareholders in the autumn of this year. We expect regulatory approval by that time. And the closing will be around that time as well in the fall or as we would say of 2000.

         OK I think completes the - Tom do you want to add any comments?

Tom Bell: No it's very well said Martin in every category, each of the persuasive disciplines this combination creates the dominant player, which is a very nice place to be in the new world in which we compete.

Martin Sorrell: OK I think we can open it up for - for questions Now I would ask you - perhaps you could say who you are and where you're from when you ask your question please.

Operator:Thank you everyone. Today's question and answer session will be conducted electronically. To ask your question please press the star or asterisk key followed by the number one on your telephone keypad. We'll take your questions in the order that you signal us and take as many questions as time permits. Once again please press star one to ask a question. And we'll go first to Neil Blackley with Merrill Lynch.

Neil Blackley: Yes, thanks very much. I wonder Martin if you could just comment on to what extent these golden parachutes have been rolled up and put back in the cupboard? And what contracts have been signed by key employees at Y&R.

Martin Sorrell: Yes in the conversations that - that Tom and I had we identified a number of key people within the company who's change of control causes or as you call them parachutes were converted into employment agreements. There are approximately about a dozen of those people with a few others that have indicated that post - post exchange they will also sign these contracts.

         A similar number have signed what are termed lock ups. Approximately five million shares or share equivalents of about six percent of Young & Rubicam fully diluted share capital. The lockups are basically a - a - a contract whereby the - the (signee) will hold on to two-thirds of their holdings for a period of one year from the exchange of contracts. So from today the other being sold after - after closing if they choose. Quite right Tom if they choose to do so.

         So what that means is that at the company at Y&R we have the - the major employees, major people most of whom are responsible for the key operating units and key accounts who have exchanged their change of control agreements for employment agreements. And also key people have signified their commitment to the transaction by locking up two-thirds of their shareholdings for a minimum period of year.

Tom Bell: If I could just add a bit to that I personally reviewed these arrangements with every senior manager within the Young & Rubicam universe. Many in addition in those specifics - those specific people that we quote lock up or have signed agreements there was universal support, enthusiastic support for the transaction. I expect to see little or no, and thus far no employee fall out from this process in fact just the opposite. I think it will almost surely make us the preferred employer within our industry. Y&R group has responded very enthusiasticly to this combination.

Neil Blackley:  Great thanks a lot.

Male:  Thank you Neil.

Operator:  And next we'll here from Jeff Mays with ABN AMRO.

Jeff Mays: Yes, good morning. I - I got a question on - on client conflict's (of course I haven't) been your - your presentation about that part. Could you just talk us through what - what sort of the major issues could and specifically whether there was an issue with (Lever and Colgate)?

Martin Sorrell: I think client conflict issues are matters between the agencies and their clients. And one of the reasons we haven't dwelt too heavily on that in the release is that we are - we (haven't) prior to making the announcement consulted with our clients. And you reserve specifically to Unilever and Colgate). And I would rather not get into the - the details of that because that is a matter between ourselves and Unilever and obviously between ourselves and Colgate.

         So I think it suffices to say that we have ((inaudible)) myself and other members of the management of WPP and Y&R checked out the impact of this transaction on our clients and their client conflict policies. What will happen post closing is that the operation of the company will be as before. In other words if we take for example the three major advertising agencies not forgetting for example our other brands in that area such as (Conquest). But if you take the three major advertising agencies they will continue to compete fiercely, competitively against one another. They will be independently and to use that word ((inaudible)) run.

         Where there are opportunities where there are (problem clients) a significant number of (problem) clients for examples, Ford, Mattel, Sears, Kraft. If you take those five examples there are significant common client activity. Obviously there will be made attempts with - with clients encouragement to see how those offerings and services can be coordinated. But in terms of the conflict there as we've been through with our clients, their attitude in receive clients with our ((inaudible)) attitude to the conflict issue. And I think we have reasonably chance of success where there are competitive - competitive situations.

Tom Bell: Yeah I'd say that generally the client reaction has been to Martin and I demonstrates your - your value - your sustained value to us and we'll take it from there, which is exactly how they should respond. We've done quite a = a comprehensive job of - of discussing this combination with our clients and we feel quite comfortable with the results.

Martin Sorrell:  Is that OK for you Jeff?

Jeff Mays:  That's OK.

Martin Sorrell:  Don't sound too enthusiastic.

Operator:  Anything further Mr. Mays?

Jeff Mays:  No that's fine - that's fine.

Operator:  Thank you.  Next up we'll go to Neil Carter with ABN AMRO.

Neil Carter:  Yeah, hi.  I'd like to ask about specifically about Japan.
         Do you think they'll be any problems getting (Densu and) ((inaudible)) same holding company? Are those companies ((inaudible))? And would you expect (OmniComp) ((inaudible)) to seek a major partner in the area.

Martin Sorrell: Well I think on the (OmniCom) question this is not an (OmniCom) analyst call so - so I think you should ask them. Just let me first (Asatsu) and then Tom I think should respond to (Densu).

         Yes (Asatsu) is the third largest advertising marketing services company in - in Tokyo. It itself was a merger of the (Satsu and Daiichi) with Daiichi being the seventh largest. We have 20 percent shareholding, which we - we acquired by an equity swap. (Asatsu) is on of our largest shareholders and I'm on the board of (Asatsu DK), which is listed company in Tokyo. And ((inaudible)) is on the board of WPP. Again if you look at Asatsu and (Densu) they will be separate. The relationship with (Densu) through Y&R and (Densu Y&R).

         The - with Asatsu we will continue to build our relationship in Japan with (mind) share with Asatsu working together with both (Thompson and Ogilvy) where appropriate. Just - just in response and you've obviously go to talk to (OminCom) in response to your question on that. But there has been significant activity by - foreign by Gaijin, multinational agencies in Japan recently. You've seen what (OminCom) has done with (IMF). You see what IPG is doing with ((inaudible)). You've seen what we've been doing with Asatsu. And for the first time major Japanese agencies are building relationships outside Japan as the Japanese multinational community becomes increasingly important.

         But let me turn over to Tom for response on (Densu).

Tom Bell: Well we have a long partnership with (Densu), which I think will go on well into the future. We're a very close organizationally with our colleagues at (Densu). As you know (Densu) has recently changed some of their situation as well by becoming a very significant investor in (B-Com Three). They did that with our full knowledge. And of course they are and have been aware of the - of the discussions between WPP and Young & Rubicam.

         So I would expect no change in our relationship with (Densu) going forward. We'll continue to find new things to pursue together. And I suspect that it will work out very well.

Martin Sorrell: Yeah, I'd just like to underline that we WPP - I did mention it in the formal part of the presentation see - see the opportunity to build that relationship with (Densu) into an even more significant relationship not only in Asia but elsewhere in the world.

Neil Carter:  Great, thanks.

Operator: And the next question will come from Jonathan Helliwell with Goldman Sachs.

Jonathan Helliwell: Yeah hi ((inaudible)) could you give us a feeling for the revenue run rate combined ((inaudible)) marketing across the two of you or CRM? And secondly in Internet I think you gave a figure of 65 for WPP only.

         Second what is the combined tax rate we should be applying ((inaudible)) tax ((inaudible)) referring to? Can you talk about any provisioning that's being made as a part of this combination.

Martin Sorrell: Let - let me just respond on the first and then Paul can talk about tax and provisioning. And then maybe Mike can respond a little bit. I - I think the - the - in the direct area if I look at the two companies the growth rates in our direct operations certainly for example in the first quarter you - you could see in the brake that I think Mike gave in the first quarter for Young & Rubicam. I think the organic growth rate if I remember right was about 11 percent excluding acquisitions. For WPP it was about 14/15 percent.

         The break a bit stronger on marketing services side, that's the non-advertising side at WPP, and within that, the growth rate in direct, in what I guess is defined here in Y&R-speak is CRM and ECRM, was stronger at WPP, I think, than at Y&R. Do you want to comment on that, Mike?

Michael Dolan: Jack, the organic growth rate in the advertising business in the first quarter of the Y&R was about 11.8 percent, about 10.8 percent in the non-advertising.

Male: So, I think that just confirms what we had. I think you remember, right, including acquisitions, WPP's growth rate in advertising is about 15, and 25 in outside. And I think that reflected a stronger growth rate in the direct area.

         Paul, do you want to talk a little bit about tax rates and provisions?

Paul Richardson: Yeah, thanks, Jonathan. I think it is ((inaudible)), then, on the tax side. As you know, our tax rate's around 30 percent, and Young & Rubicam is around 14, I think you adjusted with (willis), but 11, it may have again, also indicates they're looking at reducing their tax rates in forthcoming years. If you do the straight addition of the two tax lines in the P&L terms, to 2001, you come out close to 33 percent. I think what I would say is that nothing can be done for tax-paying opportunity until at least the fall of this year. You've also got the Chancellor, with legislation in terms certainly here for UK companies, looking very hard at taxes, and mix the companies that are seized, that in general, are likely to increase the rate. So I think what we've got to say is, till 2001 at least, but expecting to see no different than the blended rate, but then of respect to teams who work together, in merges of foundation for a tax point of view, that in 2002 we can start to see some benefits of the combined tax planning and synergies on a global basis. And as you know, along some objectives, you know, we'll be get to get back to 30 percent, and in addition, we do have the big advantage of NOLs here in the USA, that both our respective organizations, if we deal with it correctly, can take advantage of in the future.

Male:  Do you want to indicate the size of (E&)?

Male:  ((inaudible)).

Male:  And what's the number we had used?  You know,

Male:  $250 million of Net Operating Loss at ((inaudible)).

Martin Sorrell: Go ahead. Jack was just saying approximately $250 million of NOLs available here in the US.

Paul Richardson: It sort of ((inaudible)) as both our businesses, you know, as made out formally, are improving their margins on an ongoing basis. And without this combination, there'd be no exceptional charges on either party. And I think what we've now got to do is look on a global basis, across the brand, look at the various locations by office, and see that where there are obvious synergies, and overlap in terms of establishment and other issues, and come up with a figure by the closing in due course. It is early days, but there is going to be some obvious opportunities in certain markets where we have too many offices in a particular location, to rationalize from an exception point of view, and in other areas, some of the business costs.

Martin Sorrell: Can I just sort of pull on that a little bit? The added-value argument is really, we've identified and confined to five areas. And I think the combination between Y&R and WPP, gives us a quantum it's a quantum shift in the opportunities that we have in the five areas that we've identified historically.

         The first being the human resources area; not just incentives, but retention programs, and development programs, and training programs, which we for example have done with World Plan
         Leaderships, and Leading the Firm.

         The second area is in the property area. We invest about half our annual cost or it annual revenues in people. We also invest abut 10 percent of our revenues in property and property-related costs, and they there will be, as Paul just mentioned, significant opportunities that I think to look at that sort of work that we've done historically, not just in surplus offices, but laying them out.

         Procurement is the next area where, obviously as a result of the web and e-commerce, there are very significant opportunities, even in our business, for rationalizing the supply chain.

         Information technology, again, this is a major opportunity to leverage the investments that we make in IT, and Young & Rubicam, who I think probably have been a little more aggressive than we have in the IT area, and have spent significantly more in relation to the size of their operation, in the IT area.

         And then, finally, in the practice development area, where is, some of you know, we've identified ten practice areas, which are horizontal across our businesses, straddling our businesses, to develop industry know-how. So, Mike, do you want to add anything on that?

Michael Dolan:  No, I think that summarizes it  very well.

Martin Sorrell:  Tom, do you want to?

Tom Bell:  Sounds all right to me.

Martin Sorrell:  OK.

Jonathan Helliwell: Can I just sound the first part, though? And it was unclear what I asked. When I said "run rate," what I was really getting to, what the (bellows) million total business in CRM and in Internet, for the most group?

Martin Sorrell: As usual, Jonathan, you want us to break down the figures even more than we give you. If you look at, I think what we would prefer to do, is just focus on the splits that we gave you that Paul touched on, that are on, what, page 38, which gives you, so in answer to your question, it's within the branding and identity health kit health care and specialists communicating area, that that primarily sits. There are pieces elsewhere in some of the public relations and public affairs and information consultants, indeed advertising, and media investment management, but I think you're going to have to rely on that. We gave you a figure for WPP, for sure Internet spend, and the broader definition of e-commerce spend, we will in the future give you the similar number for the combined group, both in pure and broader.

Male:  Anything further?

Jonathan Helliwell:  No, that's fine, (half dry).

Moderator:  And we'll move on to Steve Winram with Morgan Stanley.

Steve Winram: Good morning. I wonder if you can just explain a little bit more on the relationship between the cost savings, when you talked about, you feel very comfortable with that number, I would say, because you talked about being in excess of $30 million, um, I want you to talk about relationship between that and your ongoing margins, so I'll get I mean you did say earlier in the presentation that you're still looking to improve margins by about half a percent per annum. Is that on top of the 30 million of cost savings, which is about point six by itself. Are you talking about taking a bit of a holiday next year, as you get the merger benefits coming through? Could you just talk about that relationship between margins, margin profits, and the cost savings?

Male:  I think so I don't think.

Steve Winram:  I'm finished then.

Martin Sorrell: OK, Let me just start off. Mike, do you want to just comment on the synergies that you've identified from your end first?

Michael Dolan: Well, and we've really just begun the process of sitting down to work this through and identify what the specific opportunities will be. But, you know, clearly there are a whole bunch of costs that we have at the corporate level, in terms of reporting, investor relations, the roll up of certain numbers, SEC type reports which will no longer be required. And in addition to that, we see some opportunities to rationalize some of the office network, and as well, as the ongoing cooperative programs we've had with corporate purchasing, which some of you may or may not be familiar with. Over he course of the past couple of years, since the time of the IPO, we at Y&R have taken about $20 million out of our cost structure in North America, via corporate purchasing initiative, ranging across the board from travel to the purchasing of Xerox machines and paper and what-have-you. We are on the cusp of taking that program to Europe, and I think as we look at the combined entity that we now have in Europe, we have a tremendous opportunity to leverage our scale, and reduce the cost base in Europe, in a really rather painless way. So, the opportunities that Martin talked about, we are comfortable with. We think they are within our grasp, and you can bet that the moment this call is over, we are going to begin to go after them.

Martin Sorrell: If you look at that, just pulling on from Mike, the combined revenue base is in excess of five billion. It doesn't seem beyond the imagination to figure out that something like half of one percent, we should be capable of half of one percent cost savings, across that base, so I think the 25, 30 million dollar figure that we're talking is a conservative number. On the margin plan, it's early days, but I would say we would be sticking to our margin plan, which is 14 including these synergies, Steve that you asked about, so this year, we will have sub period to 14 percent, so we would target 14 and a half on the U.K. debt calculation, of, for 2001, and 15 to 2002. I think it's, again, just to underline it, early days, but I would say that I think we do have the opportunity to accelerate our margin program, as a result of this combination. Mike, do you want to?

Michael Dolan: Yeah, and let me add something which I never fail to mention at this kind of a point. I think, you know, when you look at this industry, what you're looking at is an industry with terrific organic revenue growth. You're looking at an industry where you have the ability to top-up that growth with acquisition growth. You're looking a terrific margins. You have balance sheets that are large and manageable, and I think the focus is should not be on any one metric, either revenue growth or margin or working investments, it really should be on the combination of all of those things, and which is why we had been such big proponents of free cash flow, as the best way, and the best, really, the best standard in terms of the performance of this industry, and of these types of companies. And I think that's really, more than a specific number about margin, I think the number you ought to be focused on is the free cash flow potential of this combination, which is huge.

Martin Sorrell: Yeah, I just to add a little bit to that. Again, potential to accelerate the margin program that we've established with WPP and, "Is there life after 15 percent?" The answer to that is "yes." If you look at the two companies, interestingly, the margins of some components, significant component parts of both companies, are well in excess now, of 15 percent. We know that, for example, that reputedly at (McCann-Erickson), the margins are 20 percent, although that number does include some significant marketing services activity, but I still come back to fundamentally, in the long term, that the organic growth rate is the key is the key going to be the key driver here. There will be a settling down period over the next year or so, and where both companies will be will continue what you might call the "smaller potato" strategy in terms of acquisitions and in-fills, but ultimately, the demonstration, I think, of the added-value will be in the like-to-like growth which we've increasingly focused on at WPP. Paul, do you want to add?

Steve Winram:  Hello?

Martin Sorrell:  Yeah, go ahead.

Steve Winram: Could I just follow up? I mean, you know, you always emphasize the strength of individual brands within the combined group, and you've not really talked about combining any businesses. I mean, are there any businesses that will specifically be combined? I'm thinking, really, of calling this (media buy-out thresh). I mean, is that going to be a feature?

Martin Sorrell: There is this neatly-termed transition committee, which Tom and Mike and Paul and myself will be on. I think there was some concern at Young & Rubicam, it certainly was expressed in the press, that you know, there might be some sort of breaking-up of the Y&R group. That is not the intention. I referred to the whole egg, historically, where orchestration, over the orchestration, brand stewardship, and (Thompson title branding), for that sort of that sort idea emanated from Y&R. They have (KPAs), (Pete Klund), accounts people who are running their global accounts, and we see a major opportunity to continue to develop that approach. In fact, WPP itself has not been publicly commented on, but we have pointed out first, global account coordinator a few weeks ago, to try and develop some of the synergistic revenue benefits that we think are available. But given that given that concern, I think what the transition committee will do and maybe you could describe it as a Japanese approach it will be bottom up. Let's take what you said Steve, about media planning, buying, and research, which we now call "media investment management." The way I would envisage it is if people at Media Edge, and indeed, at (Mine Shaft, Beth Gordon), for example, and (Alan Gottlieb) felt that it made sense to do something, to bring together planning, buying, in some way, either commonly-branded or individually-branded if they felt it made sense, they would develop a plan, and then Tom and myself and Mike and Paul would sort it out. But clearly, those sort of things are things that I think have to generate lightly, as we have done historically at WPP, and I am sure it's the same at Y&R. These are things that the leaders of the individual businesses or tribes will address, and then come back to.

Steve Winram:  Thank you very much.

Operator:  And next we'll hear from Collin Tennant with UBS Warburg.

Richard Jones: Hi, it's Richard Jones, here, at UBS Warburg. You've not said anything or a great deal on any potential anti-trust issues or other (MFU) kind of visits, that there are any particular issues there? And also, I wonder if you could outline what specific benefits you do see, particularly in the traditional advertising area itself, from simply adding a third network onto the other two? Does a third network make a material difference there, or is it really about trying to combine the more non-traditional areas?

Male: Just on the third point, I we don't see any significant issues in that area, in the anti-trust area.

Richard Jones:  OK.

Male: I'll comment on, Jonathan, if you'd like. Do you want us to respond on the "three agencies" first, talk about it?

Male: Well, we agree that we don't see any significant anti-trust issues. None have been suggested. You know, I think we have I think Martin said it best we have what I believe to be the three most powerful brands certainly the most powerful advertising brands in our industry in Young & Rubicam, Ogilvy, and J. Walter Thompson. And now they'll all be in a single family. But they'll also be stand-alone businesses, which must and will continue to, within the family, aggressively compete with each other. And, it was just last week that our friends at Ogilvy, Martin mentioned that we share - Kraft, that the client was just last week, that Ogilvy and Young & Rubicam faced-off in a very spirited way on the power-bar business, a recent craft acquisition. And talking to Bob (Eckert), the head of Kraft in the USA last week, in fact both Martin and I had conversations with him individually. At least to me, he commented on the fact that the balance-bar competition demonstrated that this is best of all worlds for them: two great world-class agencies putting their best talents, their greatest creative capabilities, their most, you know, fundamental ideation talents, against their product, and it creates a much better product for them. So, I think we'll see that same spirit of competition going forward. Meanwhile, there are opportunities on the talent side, which is perhaps the most important single ingredient of our business, for opportunities on the people side to provide our talent, our people, more opportunity to take more creative capabilities to individual client assignments, to give them more diversity in the things they might be able to do in the future. And, this will create a benefit as well.

Male: I think there are two there are two elements here. One is, we're clearly seeing clients increasingly focus their approach on a world-wide global for want of a better word brand basis. Clearly, there have been, and will continue to be, major realignments of agency relationships. So, having strong networks you know, the three things we do, strategic thinking, creative execution, and coordination having strong networks is going to be critically important. So, that's one part of it.

         And I think with these three major brands, not forgetting some of the other companies that we have, like at Conquest or at (Basey) or at (Colin Webber), or whatever happens to be a particular specialist positioning, that these agency networks will be able to supply that. In addition to that, we can bring the very strong advertising businesses together with very strong let's take direct and interactive operations as an example or public relations; obviously, there will be there opportunities for our agency networks, where their direct and interactive offering is not as strong as perhaps it should be to work together in the fullness of time, with operations at Y&R and both of those, so that's two things. It's the globalization of the business and the focus on worldwide brands, which is driving some of the consolidation we see of relationships in the industry. And, it's the opportunity to use integrated or cooperated offers to build revenues and growth.

Male: Just one small fact, The 25 top clients of Young & Rubicam, which we call our KCAs, our key corporate accounts, all us multiple disciplines of Young & Rubicam. And, I thing - as (Marstin) suggested, we've been out there pedaling this "whole egg" concept, this integrated communications concept, for many many years. It's only been in the last few years where the client has aggressively embraced this. And, I hope it's partially just the soundness of the idea.

         But, I think the other reason that we'll continue and become more powerful in the future is this intense competitive environment that exists today. It's just too difficult for our clients to manage multiple agency groups across multiple products, across multiple geography. They simply don't have the time. So, when they can find an Ogilvy or a Young & Rubicam that can provide multiple capabilities to them through one trusted team, they're more and more inclined to take it.

Richard Jones:  ((inaudible)).  Thanks.

Operator: The next question will come from David Forster, with Schroeder Salomon.

David Forster: Good morning, gentlemen. Couple of questions. On terms of the cost savings - and I just ((inaudible)) clarify that the ((inaudible)) you identified as $30 million is the amount you expect to achieve in 2001 and not the run rate you expect to be by the end of the year. Following on from that another question (alluding) to it. Am I right in assuming that doesn't include any potential savings from any form or combination of your (immediate) buying operations (MindShare) and ((inaudible))? So, if that were deeming to be a sensible move, that would be in addition?

         In terms of your cash flow, was there any suggestion that, given that, maybe, your priority in the short term is going to be (betting) this merger down, that maybe there might be an above average direction of the cash flow towards share backs - share buy backs in the short term? Could you maybe give us some idea of how much you might be prepared to spend on buy backs in the current year? And, just finally, can you quantify any exceptional cash costs related to the transactions ((inaudible)) your financial advisors, et cetera?

Martin Sorrell: Yeah. OK. A lot there David. I think you'd be - you'd be correct in your first two assumptions that - Mike, you might like to comment on this. We're assuming that we will say 30 million in 2001. Right?

Michael Dolan:  That's correct.

Martin Sorrell: So, it's not run rate. It's actual saving. You said
         (media). Those are cost savings David. Any benefits that came from (media) activities, or indeed, any other activities, would be incremental. And, if anything was done on that basis, we would talk about that and announce that at that time.

         On cash flow and buy backs, I guess, it depends on how people react to what we're talking about David. We haven't had a long time to thing about it, but I see no reason to alter our historic approach, i.e., there are three things - there are three uses of capital - capital expenditures, acquisitions and dividends or share buy backs. And, I see no reason to alter the pattern of our approach, namely, conceptually be a (defer, defer, defer) and we will be prepared to devote - and obviously, depending on the ((inaudible)).

         You know, we've discussed it for the pricing in the U.S. on acquisitions has been quite strong and we tended to focus outside advertising and specialist communication, identity and branding and in information and (consultancies) and outside the U.S. within those categories. So, I think, you know, Y&R have a significant list of activities, both historic and planned, in the acquisition area. They have a very active M&A program, which we've discussed fully with Tom and Mike and their team. So, you'll continue to see acquisition activity similar to what I think has been happening before in the small and medium sized area, and the same philosophy ((inaudible)).

Male: OK. Just those share buy backs David. I think we would find
         ((inaudible)) similar philosophy that we have when the two businesses combined or when the two share capitals are combined. And, I think, you know, you'll be looking at the share base as ((inaudible)) 1.1 million shares. And so, if you're adopting our current philosophy of between one and 1 1/2 cents a share, capital being purchased back every year, that gives you an indication that we would probably move up, you know, our current range, which is 50 to 100 million pounds to somewhere between 100 and 150 million in year 2001, achieving that same goal. I think both of us will look at it quite carefully for the balance of this year and not duplicate our efforts.

         Just coming onto the final point of your question, you're right in the sense that there is potentially ((inaudible)) (due to cost). We're making the stock offer available in 80 (hours), at no cost to recipient shareholders. If one were to assume that a (takeoff) is 50 percent of ((inaudible)), which would be a very high (takeoff), by the way, and would increase our ((inaudible)) to something like 23 percent. That'd be a nice equity base. That could cost us as much as $50 million.

         In terms of advisors' fees, you know, taking both parties and all sides and all sets of advisors, we're still looking at something that's less than two percent of the combined enterprise value of the purchase. So, that's the sort of range of the fees and the costs (to do this).

Male:  ((inaudible))

Male:  Yep.

Operator: And, Brian Long, from Chesapeake Partners.  Please go ahead.

Brian Long: Hi. Given the high inside ownership at Y&R, I was wondering if there were any voting agreements between the stockholders, the insiders? And, I also wanted to know whether there were any walk away conditions here, based on share price?

Tom Bell: I can speak to the voting agreements. (They're) the management, the voting trust at Young & Rubicam, which votes the employee shares, but that trust dissolved on May, the 15th. So, there'll be no combined voting organization at Y&R after the 15th of May. All the shareholders are free to vote their shares as they
         (say) fit - as they see fit. So, I'm quite confident you can expect to see most of them voting, if not all of them, voting for this transaction.

Male: OK. I think the answer is no one's opposing the agreement and walk away provisions - no, there are none. The transaction is subject to a positive vote from both sets of shareholders.

Brian Long:  Thank you.  Congratulations.

Male:  Thank you.

Operator:  And we'll hear now from Dan Roberts with the Charter House.

Dan Roberts: Yes. Hello. Two questions, mostly just in terms of media buying and investment management. Could you just help us translate that billing figure into revenues for last year and maybe going forward? What sort of ((inaudible)) just in terms of Y&R? If you could just clarify what, perhaps, the underlying or average net debt figure was for last year and any (quoted) investments that Y&R may have.

Martin Sorrell: OK. I'll leave the second question to Mike and (Jack)
         (to) give them time to reflect on the average debt and the (investment). On the media investment management, it's like, I think (Jonathan's) question. I think we give you enough detail and you're going to have to live, I think, with what we've given you in the advertising media investment segments on page 39 in dollars and page 38 in sterling. It's not our intention, currently, to break down media investment management. I just make the point that I think we give you more functional analysis than our competitors and I see no reason to add two further segments to it, either in direct or indirect, (for) media investment management.

Male:    Just on the Net Dan, I think the way to look at it is really as a
         - well, we ((inaudible)) 31st of March this year, Young & Rubicam net that is, principally, the convertible bond, which is $287 million and not ((inaudible)) more, at this stage. They call it around $300 million. In our own ((inaudible)) case, we gave out a number in the third quarter, which is 230 million pounds. So, combining the two net debts, as (at) 31st of March, 2000, will be just over 420 million pounds on a combined basis.

         I would stress that the combined interest coverage of this group, on a ((inaudible)) basis, 2001, is very strong indeed, and certainly north of 10 times interest cover and that - you know, we both have - we certainly have a rating and observation agency to be looking at this transaction from today onward. And we would hope, certainly, to at least, maintain our rating, if not look at a positive upgrade potential.

Male:  You want to add anything on the investments, ((inaudible))?

Male: On the investments, Young & Rubicam, last year, invested approximately $200 million in acquisitions and strategic investments. I guess the two most prominent would be Knowledge Base Marketing, which we acquired in May of last year, for approximately $187 million. We acquired 100 percent of that company and (started to) consolidate at the end of May.

         The other investment that we made is we acquired 18 percent voting interest in (Aluminum) Worldwide Corporation. We ((inaudible)) December of 1999. We contributed the assets of our brand dialog New York operations (in) about $5 million in cash in exchange for the 18 percent voting share, about 22 percent ((inaudible)) diluted share and recognized a one-time gain on that transaction of about $85 million in the third quarter of last year. (Aluminum) has about $150 million of revenues in terms of (consultancy) services, content development, (systems) integration in the e-commerce area.

         And, we also have, as a part of that arrange, two earn out provisions, one which ran through the end of last year, 1999, based on the (contributed) assets performance, in which we recognized a gain in the fourth quarter, of approximately, $15 million and that gain will be realized in the form of additional shares, which have now been issued by (Aluminum). We have a second earn out, which will run through the first have of 2000, based on (Aluminum's) performance, where again, we have an opportunity to increase our share in the capital base, based on performance of that company (the first) six months of the year.

Male: I think another way of looking at it is, we both made some statements about the amounts of money that we've invested in the new technologies in the immediate areas. (Certain of) these companies are public, (certain), are still private, such in our case. But, (each) case we've looked at, a run rate of around $100 million invested in our technology venture capital funds on the West Coast and East Coast and the ((inaudible)) direct, in ((inaudible)) investments we've made.

         That's probably the best way to look at it and obviously, there'll be a lot more detail coming out as people go through the combination of businesses, understand (varied) interactive investments we've both made. I think, at this stage, that's the best way to look at it.

Dan Roberts:  OK.  Thanks.

Male:  Thank you.

Operator:  Lorna Tilbian, with West LB Panmure has our next question.

Lorna Tilbian: Hi. I just wanted to ask, WPP spent most of the '90s focusing on building some flexibility in its cost space in the event of a downturn. And I was wondering whether (Wynol) has done that sort of thing and what percentage of its people cost might be variable, as opposed to fixed? What sort of cushion have you built in case economies turn down?

Male:  ((inaudible)), do you want to ((inaudible)).

Male: Yeah. Well, I think, you know, like WPP, we have focused increasingly on variable pay, because obviously, employment cost is the largest element of our cost structure. So, there's been a general movement in the industry towards more and more variable, as opposed to fixed components of compensations.

         The other feature I think that - I think everyone in the industry has been keenly aware of is, you know, the need to keep debt low and to maintain flexibility in all markets, strong and weak. And I think, to Paul's earlier point about the coverage rations, you know, what you've got with this - each of the entities and with the combined entity is a very, very conservatively leveraged company.

         So, I think, on both those scores, we feel pretty comfortable.
         Not only operationally are we moving in the right direction towards more variable pay, but on the financial side, as well. The financial engineering side, we're well prepared for any event economically.

Male: Another thing to remember is that increasingly, our business, compared to the '90s - increasingly, our business is fee based. And so, the comp to revenue metric, along with the G&A to revenue metric and even broken down in the smaller portions has been discussed earlier - revenue, real estate expense to revenue. These are metrics that we manage every day and it - in Young & Rubicam, the very strong culture and philosophy is that you hire behind the business that you acquire and you manage your costs on a daily basis, not on a monthly or a quarterly basis, but a daily basis. And, we've gotten quite effective at doing that over the last few years, which has resulted in the significant margin enhancements.

Martin Sorrell: I just - to pick up a little bit on your question Lorna, I think - I think it's fair to say that, given U.S. practice on option and restricted stock entitlements and allocation, the difference in the compensation strategies or the executions between ourselves and Y&R is there has been a heavily - historically, a heavily - a more heavily weighted stock (fees) because we're limited, as you know, by (preference), to 10 percent of the outstanding stock being in option or restricted stock and, in fact, it's even worse than that because we're restricted in the executive programs beneath that level.

         So, I think that's been the (variance) - the difference. When we look at the salary structures and short-term - what Young & Rubicam, for example, have not historically had until 2000 to 2002, a long-term incentive plan, a variable (LTIT). So - and, they've put that into 2000 to 2002 for the same - for the first time - so, the profit share participation, the PSP plan. But, we haven't got into the numbers in sufficient detail to give you the precise answer to your question. But, suffice it to say that we'll continue to give you that variable pay, as a percentage of revenue and (stock costs) in the future.

Lorna Tilbian:  OK.  Thanks.

Martin Sorrell:  Paul is looking at me with raised eyebrows.

Paul Richardson: (It is) the (Rockwell House) similar (as) our asset plans are being put together. And, I think the same philosophy has been adopted in both entities and we both have a very similar model in (certain of) our variable incentive compensations.

Martin Sorrell: Again, as you know, Lorna, we can't get out of our competition, where they are in this variable comp as a percentage of revenue, but we're shooting - you know, at the moment, we're about six percent. That includes freelance and consultants. There is a slight difference in accounting policy. For example, freelance (costs) at Y&R, (including) ((inaudible)).

Operator: Patrick Kirby, with Deutsche Bank.  Please go ahead.

Patrick Kirby: Hi. Thanks. I just had a question on the financial structure of this transaction. Specifically, I wondered if you could just talk a little bit more about why you decided to go for an all paper deal, as opposed to, essentially, partial funding free debts.

Martin Sorrell: I think the answer to that - I think the answer to that historic experience and pricing and impact on EPS. So, I think that's the answer.

Patrick Kirby: OK. I guess, just in terms of it's a fairly heavy issue
         (and new) stock for a company which, historically, has been quite (staring) in its use of equity.

Martin Sorrell: Yeah. We thought that this was the best structure. Again, I say maybe it's the caution of previous (history). But, we felt this was a stronger way. And also, from a - from an impact on the financial structure, we thought this was the most effective way. Shareholders of the company will have - WPP will have two-thirds. (Wynol) will have a third. If you look at the break of sales, gross margin, EBITDA, EBIT, net income, ((inaudible)) (probably) and all, you come out to about - Mike's looking at me and saying, what the hell (is that) - two-thirds - two-thirds. One-third is the (first lift).

Patrick Kirby:  OK.  Thanks.

Operator:  And gentlemen, we have no further questions at this time.

Martin Sorrell:  OK.  Thank you very much indeed.

Male:  Good work.

Male:  So, back...

Operator:  That will conclude today's teleconference.  Thank you for joining us.

                                    END

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

This document includes forward-looking information and statements about WPP, Y&R and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions.

The forward-looking information and statements contained in this document are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WPP and Y&R, that could cause actual results to differ materially from those expressed in, or implied by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by WPP and Y&R ; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and tax treatment of the merger, the value of the merger consideration, growth and expansion opportunities, market positions, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction, retention of employees, loss of business as a result of client conflicts, reductions in clients' budgets for services offered by WPP or Y&R and changes in management or ownership of clients; and the effect of foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters and general market and industry conditions.

ADDITIONAL INFORMATION
----------------------

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Y&R in connection with the merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of this document with the SEC.

WPP and Y&R will be filing a proxy statement/prospectus and other relevant documents concerning the transaction with the U.S. SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by WPP may be obtained free of charge by contacting WPP c/o WPP Group USA, Inc., Worldwide Plaza, 309 West 49th Street, New Y&R, NY 10019-7399, (212) 632-2200. Documents filed with the SEC by Y&R will be available free of charge by contacting Young & Rubicam Inc., Legal Department, 285 Madison Avenue, New York, NY 10017, (212) 210-3000.

INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.